FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant's name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:  ☒       Form 40-F:   ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:   ☒

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EXHIBIT INDEX

1	Press Release dated February 25, 2009

2	Turkcell Iletisim Hizmetleri A.S. Consolidated Interim Financial Statements As at and for the year ended 31 December 2008

EXHIBIT 1

PRESS RELEASE

TURKCELL ILETISIM HIZMETLERI A.S.

FULL YEAR 2008 RESULTS

“Solid Performance Despite Challenging Operational Environment”

Istanbul, Turkey, February 25, 2009 – Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced results for the fourth quarter and year ended December 31, 2008. All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in US$.

Please note that all financial data is consolidated and comprises Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only. The terms "we", "us", and "our" in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Fourth Quarter and Full Year 2008 Results

Turkcell Iletisim Hizmetleri A.S. Results for the Full Year 2008

Highlights of the 2008

Full Year

▪

The Group recorded solid financial results despite the volatile global markets, which resulted in a sharp 25% devaluation of TRY against USD in the fourth quarter of 2008, and adversely impacted our results for the full year 2008

▪	Revenue increased by 10.1% to US$7.0 billion (US$6.3 billion) due to higher usage, subscriber growth, tariff increases and the positive contribution of our consolidated subsidiaries
▪	EBITDA* decreased by 1.8% to US$2.6 billion (US$2.6 billion) on an annual basis. EBITDA margin was 37.0% (41.5%)
▪	Net income grew to US$1.8 billion (US$1.4 billion), up by 36.0% on an annual basis
▪	Turkcell’s subscriber base grew by 4.5% on an annual basis to 37.0 million (35.4 million) as of December 31, 2008
▪	Average revenue per user (“ARPU”) remained flat at US$14.5 (US$14.3)
▪	Blended minutes of usage per subscriber (“MoU”) increased by 25.7% to 95.9 minutes (76.3 minutes)
▪	Turkcell’s Ukrainian subsidiary, Astelit successfully increased its revenue by 71.4% to US$439 million (US$256 million) and recorded a positive full year EBITDA for the first time.

*EBITDA is a non-GAAP financial measure. See pages 13-14 for the reconciliation of EBITDA to net cash from operating activities.
† In this press release, a year on year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for the fourth quarter 2008 refer to the same item in the fourth quarter of 2007 and figures in parentheses following the operational and financial results for the year end 2008 refer to the same item in the year end of 2007. For further details, please refer to our consolidated financial statements and notes as at and for the year ended December 31, 2008 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

Comments from the CEO, Sureyya Ciliv

We are pleased with our 2008 performance in one of the most challenging environments in business history.  The global crisis had an impact on our key markets where GDP growth has slowed down significantly, consumer confidence declined and the currencies were sharply devalued.  Despite these challenges and serious competition, we achieved solid results:  Turkcell Group recorded revenue of U$7.0 billion (10% increase yoy), EBITDA of US$2.6 billion (2% decrease yoy), and net income of US$1.8 billion (36% increase yoy).  The number of Turkcell Group subscribers reached 62 million.

In Turkey, we maintained our market leadership, growing our subscriber base as well as share of traffic and revenue in an increasingly competitive environment.  Thanks to our strong value propositions, we completed the year with net additions during the Mobile Number Portability implementation process.  I am particularly pleased with the progress we made in Value Added Services where revenue increased by 27%.  We are also very happy and proud about winning 2009 GSMA award in Best Mobile Advertising Services area..

We have continued to contribute to Turkey’s future, economy, and social welfare as a leading player in corporate social responsibility initiatives.  We are particularly proud to support educational programs for youth and to have opened call centers in the Eastern part of Turkey, creating employment opportunities.

Fourth Quarter and Full Year 2008 Results

Looking ahead, with our healthy net cash position and cash generation ability, we believe we are well positioned as the leading communications and technology company in the area to evaluate new growth opportunities in Turkey and international markets.

Once more, we have completed a challenging year, successfully meeting our major goals and objectives.  This was definitely a great team effort!   Therefore, I would like to thank all of our employees, customers, business partners, and shareholders for their contributions and continuing confidence in Turkcell.”

OVERVIEW OF 2008

In 2008 our competitors have continued with their aggressive subscriber acquisition initiatives, dealer activities and campaigns to manage subscribers’ price perception. This situation was intensified by the introduction of Mobile Number Portability (MNP) in November. The mobile line penetration rate in Turkey rose to 92% as at year end 2008.

At the beginning of 2008, certain regulatory developments led to a setback in our campaigns and activities until the end of February, when we regained our marketing flexibility to launch new campaigns and offers. Starting from the second quarter of 2008, there was a recovery in our operational performance thanks to strong value propositions. Our actions resulted in growth in the postpaid subscriber base as a proportion of total subscribers and sustained prepaid acquisitions along with increased availability of Turkcell brand. We increased community advantages for various segments including the corporate segment resulting in increased customer loyalty.

We effectively communicated our advantageous offers and benefits with a new communication theme throughout the year, achieving much better perception of Turkcell products and services. .

Our co-branding offers for youth and corporate club members expanded during year. We led the market with smart phones particulary achieving great customer perception during the launch of Blackberry Bold, and IPhone 3G.

On November 9th 2008 MNP was launched in Turkey. Thanks to our strong value propositions and on-going marketing an sales activities, we have faced competition successfully and we have closed year with net subscriber additions related to this process.

Our continued focus on Value Added Services has helped us to stand out against the competition. Subscriptions to data lines and mobile internet packages led to higher revenue. Our VAS revenue constituted 14% of our Group’s consolidated revenue.

Macro environment Information

	Q4 2007	Q3 2008	Q4 2008	Q4 2008-Q4 2007 % Chg	Q4 2008-Q3 2008 % Chg	YE 2007	YE 2008	YE 2008- YE 2007 % Chg

TRY / US$ rate
	1.1647	1.2316	1.5123	29.8%	22.8%	1.1647	1.5123	29.8%
Closing Rate
Average Rate	1.1851	1.1959	1.4769	24.6%	23.5%	1.3031	1.2768	(2.0%)
INFLATION
Consumer Price Index	4.0%	0.8%	3.0%	(1.0)pp	2.2pp	8.4%	10.1%	1.7pp
GDP Growth	3.6%	0.5%	n/a	-	-	4.6%	3.0*	-

* GDP growth nine months

Fourth Quarter and Full Year 2008 Results

Turkey was adversely impacted by the global financial market turmoil in 2008. The GDP growth rate dropped to 0.5% in the third quarter of 2008. As noted above, TRY deteriorated sharply by 25% against USD in the fourth quarter of the year, impacting our USD financial results for the fourth quarter and year end. The consumer confidence index declined significantly in 2008 from 93.89 to 69.90.

In 2009, the GDP growth rate in Turkey is expected to weaken further in line with the global economy, which may have some impact on our operational performance.

Even though it is hard to quantify, we believe that the developments in the macroeconomic environment and consumer confidence as well as geopolitical, regulatory and competitive dynamics in Turkey may adversely affect our results of operations, business and financial performance in 2009. Consequently, in determining our business plans we will continue to closely monitor developments in these areas and take into consideration the potential impact of global volatility on the Turkish economy.

Financial and Operational Review of the Fourth Quarter and Full Year 2008

The following discussion focuses principally on the developments and trends in our business in the fourth quarter and full year 2008. Selected financial information for the fourth quarter of 2007, third quarter of 2008, and full year 2007 is also included at the end of this press release.

For your convenience, selected financial information in TRY prepared in line with the Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Financial Review

Profit & Loss Statement	Q4	Q3	Q4	Q4 2008-Q4 2007	Q4 2008-Q3 2008	YE	YE	YE 2008-YE 2007
(million US$)	2007	2008	2008	% Chg	% Chg	2007	2008	% Chg

Total Revenue	1,807.6	2,055.9	1,585.0	(12.3%)	(22.9%)	6,328.6	6,970.4	10.1%
Direct cost of revenue	(849.2)	(935.5)	(801.4)	(5.6%)	(14.3%)	(3,103.4)	(3,409.0)	9.8%
Depreciation and amortization	(204.2)	(172.0)	(142.9)	(30.0%)	(16.9%)	(793.0)	(679.9)	(14.3%)
Administrative expenses	(89.1)	(87.9)	(75.8)	(14.9%)	(13.8%)	(252.8)	(309.3)	22.3%
Selling and marketing expenses	(328.0)	(366.8)	(326.2)	(0.5%)	(11.1%)	(1,138.2)	(1,351.7)	18.8%

EBITDA	745.4	837.8	524.5	(29.6%)	(37.4%)	2,627.1	2,580.3	(1.8%)
EBITDA Margin	41.2%	40.8%	33.1%	(8.1 p.p.)	(7.7 p.p.)	41.5%	37.0%	(4.5 p.p.)

Net financial income / expense)	(10.8)	67.0	(41.5)	284.3%	(161.9%)	(242.7)	305.3	(225.8%)
Financial expense	(105.7)	(16.7)	(88.8)	(16.0%)	431.7%	(551.1)	(136.8)	(75.2%)
Financial income	94.9	83.7	47.3	(50.2%)	(43.5%)	308.4	442.1	43.4%
Share of profit of associates	21.5	25.1	28.6	33.0%	13.9%	64.9	103.0	58.7%
Income tax expense	(125.2)	(160.3)	(144.3)	15.3%	(10.0%)	(322.4)	(549.8)	70.5%
Net Income	403.2	603.8	319.8	(20.7%)	(47.0%)	1,350.2	1,836.8	36.0%

Revenue: In the fourth quarter and full year 2008, the increase in our subscriber base, the partial effect of the increase in usage, upward price adjustments, and the impact of our consolidated subsidiaries contributed positively to our revenue compared to a year ago, despite the sharp decrease in interconnection

Fourth Quarter and Full Year 2008 Results

rates. During the fourth quarter, Turkcell recorded revenue of US$1,585.0 million, down 12.3% due mainly to the TRY depreciation against USD.

For the full year, our revenue increased by 10.1% to US$6,970.4 million.

In TRY terms, revenue in the fourth quarter of 2008 increased by 8.9% to TRY 2,331.7 million.

In 2008, TRY based revenue increased by 8.0% to TRY 8,844.6 million. In 2009, we will aim to achieve revenue growth in TRY terms.

Direct cost of revenue: In the fourth quarter of 2008, direct cost of revenue, including depreciation and amortization, decreased by 5.6% year on year in nominal terms. The proportion of direct cost of revenue to total revenue increased by 3.6 percentage points to 50.6% despite the 2.3 percentage point decrease of depreciation and amortization expenses as a proportion of revenue. The increase in the cost base was mainly due to increasing network-related expenses and handset costs offered as part of our loyalty programs coupled with the absence of the one-off positive Treasury share impact recorded in the fourth quarter 2007 in regards to sales discounts in 2006.

In 2008, direct cost of revenue including depreciation and amortization increased 9.8% in nominal terms compared to a year ago. However, as a percentage of revenue it remained flat at 48.9%, mainly due to the decrease in depreciation and amortization expenses as a percentage of revenue, offset by an increase in network related expenses, handset costs and wages and salaries.

Selling and marketing expenses: In the fourth quarter of 2008, selling and marketing expenses remained almost flat and increased by 18.8% in nominal terms to US$1,351.7 million for the full year. As a percentage of revenue, selling and marketing expenses increased by 2.5 percentage points to 20.6% in the fourth quarter and 1.4 percentage points to 19.4% in 2008. The primary reasons for this trend were higher selling expenses stemming from higher acquisitions, and restructuring in the sales channel, and a higher prepaid usage fee payment.

Administrative expenses: General and administrative expense as a percentage of revenue remained almost flat at 4.8% in the fourth quarter of 2008 compared to a year ago. For the full year, it increased by just 0.4 percentage points compared to 2007 to 4.4%, mainly due to an increase in bad debt expense following the increase in our postpaid subscriber base.

Share of profit of equity accounted investees: In the fourth quarter of 2008, our share in net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur and A-Tel, increased by 33.0% to US$28.6 million including the negative effect of exchange rate fluctuations.

For 2008, our share in net income of unconsolidated investees increased by 58.7% to US$103.0 million compared to US$64.9 million in 2007 mainly due to Fintur’s successful performance in 2008.

The results of our 50% owned subsidiary A-Tel impacted two items in our financial statements. A-Tel’s revenue generated from Turkcell, amounting to US$49.1 million in 2008, is netted off from the selling and marketing expenses in our consolidated financial statements. The difference between the total net impact of A-Tel and the amount netted off from selling and marketing expenses amounted to US$48.1 million and is recorded in the ‘share of profit of equity accounted investees’ line of our financial statements.

Net finance income/(expense): In the fourth quarter of 2008, we recorded net financial expense of US$41.5 million compared to US$10.8 million in the same quarter of 2007. Even though Turkcell recorded a translation gain from exchange rate fluctuations between the TRY versus USD and Euro on its f/x long position during the fourth quarter of 2008, foreign exchange losses of Astelit resulting from the 58% depreciation of the local currency against USD as of December 31, 2008 compared to September 30, 2008

Fourth Quarter and Full Year 2008 Results

in Ukraine and the translation loss recognized on the deferred payment for the BeST acquisition led to a higher net finance expense.

In 2008, we recorded net financial income of US$305.3 as opposed to a net financial expense of US$242.7 million in 2007. The net financial income in 2008 was a result of absence of high foreign exchange losses incurred on structured forward contracts and translation losses on foreign currency long position recognized in 2007 as well as our increasing cash balance.

Income tax expense: The total taxation charge in the fourth quarter of 2008 increased to US$144.3 million from US$125.2 million in the fourth quarter of 2007.

Out of the total tax charge during the fourth quarter of 2008, US$135.2 million related to current tax charges and a deferred tax expense of US$9.1 million was realized during the quarter.

For 2008 the total taxation charge increased to US$549.8 million from US$322.4 million in 2007.

Out of the total tax charge during 2008, US$567.2 million related to current tax charges and deferred tax income totalled US$17.4 million.

	Q4	Q3	Q4	Q4 2008-Q4 2007	Q4 2008-Q3 2008	YE	YE	YE 2008-YE 2007
	2007	2008	2008	% Chg	% Chg	2007	2008	% Chg
Current tax expense	(114.7)	(172.5)	(135.2)	17.9%	(21.6%)	(412.5)	(567.2)	37.5%
Deferred Tax income / (expense)	(10.5)	12.2	(9.1)	(13.3%)	(174.6%)	90.1	17.4	(80.7%)
Income Tax expense	(125.2)	(160.3)	(144.3)	15.3%	(10.0%)	(322.4)	(549.8)	70.5%

EBITDA*: In the fourth quarter of 2008, nominal EBITDA declined by 29.6% to US$524.5 million while the EBITDA margin was 33.1%, a decrease of 8.1 percentage points. In 2008, nominal EBITDA decreased by 1.8% to US$2,580.3 million while the EBITDA margin decreased from 41.5% in 2007 to 37.0%.

The decrease in EBITDA in TRY terms was 12.8% in the fourth quarter of 2008 and 4.1% in 2008 compared to a year ago. This was due to lower revenue growth compared to increase in direct cost of revenue, resulting from network-related expenses, handset costs offered as part of our loyalty programs, selling and marketing expenses.

In 2009, there are challenges in our operating environment notably we expect the macro environment to remain volatile and competition to increase, which may lead to further pressure on our margins.

*EBITDA is a non-GAAP financial measure. See pages 13-14 for the reconciliation of EBITDA to net cash from operating activities.

Net income: Net income in the fourth quarter of 2008 decreased 20.7% year on year to US$319.8 million. The decrease was mainly attributable to the proportionally lower revenue growth compared to the cost base. Net income margin was 20.2%.

In 2008, net income increased by 36.0% to US$1,836.8 million compared to US$1.350.2 million in 2007. This was mainly due to the positive effect of the decrease in the translation loss in 2008 to US$44.5 million from US$460.8 million in 2007 and higher interest income of US$442.1 million compared to US$308.4 in 2007. Net income margin increased to 26.4% in 2008 from 21.3% compared to that in 2007.

Total Debt: Consolidated debt amounted to US$785.9 million as of December 31, 2008. US$541.8 million of this was related to Turkcell’s Ukrainian operations. All of our consolidated debt is at a floating rate and US$655.9 million will mature in less than a year. Despite having a strong balance sheet with solid cash position and debt/annual EBITDA of 30.5% as of December 31, 2008, we may consider a roll-over of Astelit’s $390 million debt in 2009.

Fourth Quarter and Full Year 2008 Results

Consolidated Cash Flow	Q4	Q3	Q4	YE	YE
(million US$)	2007	2008	2008	2007	2008

EBITDA	745.4	837.8	524.5	2,627.1	2,580.3
LESS:
Capex and Licence	(274.3)	(175.7)	(210.6)	(783.1)	(808.2)
Turkcell	(144.2)	(80.8)	(111.0)	(444.3)	(388.4)
Ukraine*	(76.8)	(47.7)	5.2	(206.0)	(155.8)
Investment&Marketable Securities	-	(300.0)	46.6	27.1	(285.5)
Net Interest Income/Expense	67.2	101.6	74.7	218.0	349.8
Other	31.9	(256.3)	(369.9)	(244.7)	(1,281.1)
Net Change in Debt	10.6	73.2	37.7	64.2	111.5
Dividend paid by Turkcell	-	-	-	(411.9)	(502.3)
Cash Generated	580.8	280.6	103.0	1,496.7	164.5
Cash Balance	3,095.3	3,156.8	3,259.8	3,095.3	3,259.8

(*)The devaluation of local currency against USD is included in this line.

Cash Flow Analysis: Capital expenditures in the fourth quarter of 2008 amounted to US$210.6 million.

For 2008, capital expenditures totalled US$808.2 million, of which US$155.8 million was related to the Ukrainian operations.

Turkcell generated free cash flow (cash flow from operating activities minus capital expenditure) of US$866.2 million in 2008, a decrease of 37% compared to US$1,373.1 million in 2007.

Other items were mainly composed of corporate tax payments amounting to US$125 million in the fourth quarter of 2008 and US$782 million in 2008.

In 2009, we expect to double our capital expenditures. In Turkey, we plan to spend US$1,300 million for our 2G and 3G related expenses, including 3G license fee, as well as for other consolidated subsidiaries. As for our international subsidiaries, we plan to spend approximately US$300 million.

Operational Review

Summary of Operational Data	Q4 2007	Q3 2008	Q4 2008	Q4 2008- Q4 2007 % Chg	Q4 2008- Q3 2008 % Chg	YE 2007	YE 2008	YE 2008-YE 2007 % Chg

Number of total subscribers (million)	35.4	36.3	37.0	4.5%	1.9%	35.4	37.0	4.5%
Number of postpaid subscribers (million)	6.4	7.2	7.5	17.2%	4.2%	6.4	7.5	17.2%
Number of prepaid subscribers (million)	29.0	29.1	29.5	1.7%	1.4%	29.0	29.5	1.7%

Fourth Quarter and Full Year 2008 Results

ARPU (Average Monthly Revenue per User), blended (US$)	15.5	17.3	12.6	(18.7%)	(27.2%)	14.3	14.5	1.4%
ARPU, postpaid (US$)	40.3	41.9	30.7	(23.8%)	(26.7%)	37.6	36.8	(2.1%)
ARPU, prepaid (US$)	10.0	11.2	8.1	(19.0%)	(27.7%)	9.2	9.1	(1.1%)

ARPU, blended (TRY)	18.3	20.6	18.6	1.6%	(9.7%)	18.5	18.4	(0.5%)
ARPU, postpaid (TRY)	47.7	50.1	45.2	(5.2%)	(9.8%)	48.7	46.6	(4.3%)
ARPU, prepaid (TRY)	11.9	13.4	11.9	0.0%	(11.2%)	11.8	11.6	(1.7%)

Churn (%)	5.9%	6.2%	6.2%	0.3 p.p.	0.0 p.p.	19.9%	23.8%	3.9 p.p.

MOU (Average Monthly Minutes of usage per subscriber), blended	69.9	109.2	108.2	54.8%	(0.9%)	76.3	95.9	25.7%

Subscribers: Our subscriber base in Turkey reached 37.0 million as of December 31, 2008, increasing 4.5% on annual basis. For the whole year, net additions stood at 1.6 million subscribers in a slower growing market. In 2008, we focused on the postpaid and corporate segment with attractive acquisition and retention campaigns and promoted switches from prepaid to postpaid subscriptions. On the channel front, we made revisions to our existing subdealer network and the premium structure to increase availability of Turkcell brand and concentrate more on prepaid subscribers. Of the gross new subscribers added in 2008, the share of postpaid acquisition improved to 15% from 11% a year ago.

Net additions in the fourth quarter of 2008 increased by 9.9% to 0.7 million compared to a year ago despite the higher competition that resulted from MNP. In the fourth quarter of 2008, 294,000 subscribers ported their numbers to Turkcell due to the implementation of MNP, which started on November 9, 2008. Additionally, the switch from prepaid to postpaid subscriptions contributed to the increase.

In 2009, we expect our subscriber base to remain flat compared to 37.0 million in 2008 in a slowly growing market where mobile line penetration is likely to increase only slightly over 2008.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers. In the fourth quarter of 2008, our churn rate remained almost flat at 6.2%, despite increasing competition due to MNP. As expected, the annual churn rate increased slightly to 23.8% from 19.9% compared to a year ago due to our large subscriber base as well as intensified competition in the Turkish market throughout the year due to MNP. The majority of the churners were low ARPU generating prepaid subscribers.

In 2009, we expect a higher churn rate than in 2008 due to increasing competition.

MoU: MoU increased by 54.8% year on year to 108.2 minutes in the fourth quarter of 2008. This can be attributed mostly to the positive impact of Super Tariff, Bizbize Kampus tariff, Surprise Campaign, which gives two day on-net usage incentives free of charge, and effective communication to manage our subscribers’ price perception, despite the seasonally lower usage.

Consequently, with the positive effects of the successful tariffs and communication themes, MoU increased by 25.7% on an annual basis to 95.9 minutes in 2008 compared to 76.3 minutes in 2007.

In 2009, we believe that usage will increase as our successful incentives and loyalty programs continue.

Fourth Quarter and Full Year 2008 Results

ARPU: In the fourth quarter and full year 2008, TRY based blended ARPU remained at similar levels compared to a year ago at TRY18.6 and TRY18.4 respectively, despite the decreasing interconnect rates and the dilutive impact of prepaid subscribers.

Post paid ARPU in TRY terms decreased slightly by 5.2% to TRY45.2 in the fourth quarter of 2008 and by 4.3% to TRY46.6 in 2008 year on year mainly due to the increase in subscriptions to minute packages and data lines.

Prepaid ARPU remained unchanged at TRY11.9 in the fourth quarter of 2008 and slightly decreased by 1.7% to TRY11.6 in 2008 compared to a year ago, mainly due to the effects of new tariffs and campaigns.

In the fourth quarter of 2008, USD based blended ARPU decreased by 18.7% to US$12.6 mainly due to the depreciation of TRY against USD, while remaining almost flat at US$14.5 in 2008.

Post paid ARPU decreased by 23.8% to US$30.7 in the fourth quarter of 2008 and slightly decreased by 2.1% to US$36.8 in 2008 compared to a year ago, mainly due to depreciation of TRY against USD.

In the fourth quarter of 2008, prepaid ARPU decreased by 19.0% to US$8.1, while declining slightly by 1.1% to US$9.1 compared to a year ago. This was mainly due to the increase in usage along with the ongoing Super Tariff and Bizbize Kampus.

In 2009, we expect ARPU in TRY terms to remain flat which was realized at TRY18.4 in 2008.

Regulatory Environment

In 2008, the Regulator reduced Reference Call Termination Rates by 33%, which adversely affected our financial results for the year 2008.

Currently the mobile call termination rates in Turkey are 57% below the EU average. For this reason we believe the mobile termination rates should not be brought down further. However, there can be no assurance that the Regulator will not make future actions to revise rates downwards.

The tender process was conducted on November 2008 and Turkcell won A type 3G license, for consideration of EUR358 million (excluding VAT). The approval process is still ongoing and the implementation of 3G in the Turkish market is expected by mid-2009.

The Electronic Communications Law prepared by the Turkish Ministry of Transportation with the aim of establishing a similar legislative system to the EU regulatory framework and existing Telecommunications Authority regulations, was approved by Parliament on July 31, 2008 and enacted on November 10, 2008.

Currently, the Regulator is in the process of preparing regulations for MVNOs (Mobile Virtual Network Operators). On the other hand, there is no specific timeline for a potential implementation process.

It is also expected to see issuance of Fixed Telephony Service (FTS) licenses in 2009, before the implementation of Fixed Number Portability in the Turkish Market in May 2009.

Fourth Quarter and Full Year 2008 Results

International Operations

Fintur

Turkcell holds a 41.45% stake in Fintur and through Fintur has interests in GSM operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

FINTUR as of December 31, 2008	YE 2007 Subscriber (million)	YE 2008 Subscriber (million)	YE 2008 - YE 2007 %Chg	YE 2007 Revenue (US$ million)	YE 2008 Revenue (US$ million)	YE 2008 - YE 2007 %Chg

Kazakhstan	6.0	7.1	18.3%	825.4	1,011.1
Azerbaijan	3.0	3.5	16.7%	439.8	537.4	22.2%
Moldova	0.5	0.6	20.0%	53.9	63.0	16.9%
Georgia	1.3	1.6	23.1%	165.1	210.0	27.2%
Other*	-	-	-	2.2	1.6	(27.3%)
TOTAL	10.8	12.8	18.5%	1,486.4	1,823.1	22.7%

(*) includes intersegment eliminations

Fintur further strengthened its position in the markets in which it operates, with consolidated revenue reaching US$472.8 million in the fourth quarter of 2008, recording growth of 12% on an annual basis. Fintur added approximately 0.4 million net new subscribers in the fourth quarter of 2008 and its total subscriber base grew to 12.8 million.

We account for our investment in Fintur using the equity method. Fintur’s contribution to income was US$42.4 million in 2008.

In 2008, Fintur’s consolidated revenue increased by 23% to US$1,823.1 million mainly due to the increase in subscriber base to 12.8 million, with a net addition of 2.0 million in 2008. Fintur’s contribution to net income for the year was US$151.1 million.

Fourth Quarter and Full Year 2008 Results

Astelit

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

•	Astelit grew its revenue by 34.5% in the fourth quarter of 2008 compared to the same quarter of 2007 and by 71.4% in 2008.
•	Astelit recorded a positive EBITDA of US$15.3 million during the fourth quarter of 2008 and completed 2008 with a positive EBITDA of US$32.3 million, marking its first full year of profitability.
•	Astelit’s operational indicators have also remained very strong, with subscribers reaching 11.2 million with a market share of more than 20% and growth of 28.4% on an annual basis. In 2008:
o	3 month active subscriber base grew 31.5% on an annual basis and reached 63% of the total subscriber base.
o	3 month active ARPU increased by 17.3% on an annual basis.

Despite the negative effects of the depreciation of the Hrvnia against the USD, Astelit recorded encouraging financial and operational performance during the year, supporting its first full year of positive EBITDA.

Summary Data for Astelit	Q4 2007	Q3 2008	Q4 2008	Q4 2008- Q4 2007 % Chg	Q4 2008- Q3 2008 % Chg	YE 2007	YE 2008	YE 2008 - YE 2007 %Chg

Number of subscribers (million)
Total	8.8	10.7	11.2	27.3%	4.7%	8.8	11.2	27.3%
Active (3 months)[1]	5.4	6.3	7.1	31.5%	12.7%	5.4	7.1	31.5%

Average Revenue per User (ARPU) in US$
Total	3.3	4.1	3.4	3.0%	(17.1%)	3.2	3.6	12.5%
Active (3 months)	5.4	7.0	5.7	5.6%	(18.6%)	5.2	6.1	17.3%

Revenue	82.3	127.8	110.7	34.5%	(13.4%)	255.9	438.7	71.4%
EBITDA[2]	2.7	11.3	15.3	466.7%	35.4%	(20.5)	32.3	(257.6%)
Net Loss	(34.8)	(24.2)	(251.2)	621.8%	938.0%	(167.7)	(326.5)	94.7%
Capex	76.8	47.7	(5.2)	(106.8%)	(110.9%)	206.0	155.8	(24.4%)

Along with a worsening economic and political macro-environment in Ukraine, the Hrvinia depreciated around 52% against USD as of December 31, 2008 compared to December 31, 2007.  Having observed that this unstable and challenging environment is continuing into 2009, we have cautiously reduced our capital expenditures in the fourth quarter of 2008. In 2008, we spent US$155 million in capital expenditures as opposed to our revised plan of US$250 million in the third quarter of the year.

In 2009, despite the severe macroeconomic challenges in the Ukrainian market, based on our growth projections, we expect to spend higher than 2008 capex.  However, we intend to evaluate capex levels

_________________________

1  Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.

2  EBITDA is a non-GAAP financial measure. See page 13-14 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Eurasia holds 100% stake in Astelit.

Fourth Quarter and Full Year 2008 Results

on ongoing basis, based on developing  market conditions.  Going forward, we expect operational expenses to increase particularly during Q1 2009 and therefore we may not have similar EBITDA margin trend in the same quarter  compared to Q4 2008.  In summary, our Ukrainian operation is challenged by economic conditions. However, our focus will continue to be improving operational profitability of the company.

Fourth Quarter and Full Year 2008 Results

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous press releases and announcements had included Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), financial income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL US$ million	Q4 2007	Q3 2008	Q4 2008	Q4 2008- Q4 2007 % Chg	Q4 2008- Q3 2008 % Chg	YE 2007	YE 2008	YE 2008 - YE 2007 %Chg

EBITDA	745.4	837.8	524.5	(29.6%)	(37.4%)	2,627.1	2,580.3	(1.8%)
Income Tax Expense	(125.2)	(160.3)	(144.3)	15.3%	(10.0%)	(322.4)	(549.8)	70.5%
Other operating income/(expense)	(21.3)	3.7	12.6	(159.2%)	240.5%	(14.7)	(3.9)	(73.5%)
Financial income	(1.3)	2.0	9.3	(815.4%)	365.0%	1.6	11.2	600.0%
Financial expense	(25.5)	(8.4)	(31.7)	24.3%	277.4%	(264.4)	(55.1)	(79.2%)
Net increase/(decrease) in assets and liabilities	(14.7)	(20.8)	225.2	(1,632.0%)	(1,182.7%)	129.0	(308.3)	(339.0%)
Net cash from operating activities	557.4	654.0	595.6	6.9%	(8.9%)	2,156.2	1,674.4	(22.3%)

EUROASIA (Astelit) US$ million	Q4 2007	Q3 2008	Q4 2008	Q4 2008- Q4 2007 % Chg	Q4 2008- Q3 2008 % Chg	YE 2007	YE 2008	YE 2008 - YE 2007 %Chg

EBITDA	2.7	11.3	15.3	466.7%	35.4%	(20.5)	32.3	257.6%
Other operating income/(expense)	0.2	0.6	(0.4)	(300.0%)	(166.7%)	0.4	0.2	(50.0%)
Financial income	1.2	2.0	1.7	41.7%	(15.0%)	2.7	6.3	133.3%
Financial expense	(15.2)	(8.5)	(12.9)	(15.1%)	51.8%	(63.7)	(43.0)	(32.5%)
Net increase/(decrease) in assets and liabilities	21.1	36.4	(55.9)	(364.9%)	(253.6%)	64.6	44.5	(31.1%)
Net cash from operating activities	10.0	41.8	(52.2)	(622.0%)	(224.9%)	(16.5)	40.3	344.2%

Fourth Quarter and Full Year 2008 Results

Turkcell Group Subscribers

We had approximately 61.5 million GSM subscribers as of December 31, 2008. This figure is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. This figure includes the total number of GSM subscribers in Astelit, BeST, in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”) and Fintur.In the past, when presenting our total group subscribers, we have presented this figure on a proportional basis, adjusted to reflect our ownership interest in each subsidiary. We believe that the method of calculation given above is a good indicator of our Group's reach and intend to use this new method of calculation going forward.

Turkcell Group Subscribers (million)	Q4 2007	Q3 2008	Q4 2008	Q4 2008- Q4 2007 % Chg	Q4 2008-Q3 2008 % Chg	YE 2007	YE 2008	YE 2008 - YE 2007 %Chg

Turkcell	35.4	36.3	37.0	4.5%	1.9%	35.4	37.0	4.5%
Ukraine	8.8	10.7	11.2	27.3%	4.7%	8.8	11.2	27.3%
Fintur	10.8	12.4	12.8	18.5%	3.2%	10.8	12.8	18.5%
Northern Cyprus	0.3	0.3	0.3	0.0%	0.0%	0.3	0.3	0.0%
Belarus	-	0.2	0.2	-	0.0%	-	0.2	-
TURKCELL GROUP	55.3	59.9	61.5	11.2%	2.7%	55.3	61.5	11.2%

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "may," "will," "expect," "intend," “plan,” "estimate," "anticipate," "believe" or "continue."

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements particularly in the current operating and macro environment.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2007 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

Fourth Quarter and Full Year 2008 Results

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 37.0 million postpaid and prepaid customers as of December 31, 2008 operating in a three player market with a market share of approximately 56% as of December 31, 2008 (Source: operators’ announcements). In addition to high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (“GPRS”) countrywide and Enhanced Data Rates for GSM Evolution (“EDGE”) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 607 operators in 202 countries as of February 17, 2009.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$7.0 billion net revenue for the year ended December 31, 2008 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (“New York Stock Exchange”) and the ISE (“Istanbul Stock Exchange”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float.

For further information please contact Turkcell

Corporate Affairs

Koray Öztürkler, Chief Corporate Affairs Officer

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor and International	Filiz Karagul Tuzun,
Media Relations	Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email: nihat.narin@turkcell.com.tr	Email: filiz.karagul@turkcell.com.tr

investor.relations@turkcell.com.tr

EXHIBIT 2

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As at 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note
		2008	2007
Assets
Property, plant and equipment	12	2,096,070	2,221,895
Intangible assets	13	1,452,895	1,375,403
Investments in equity accounted investees	14	313,723	664,385
Other investments	15	34,614	42,354
Due from related parties	33	45,349	68,871
Other non-current assets	16	54,007	44,171
Deferred tax assets	17	1,144	2,446
Total non-current assets		3,997,802	4,419,525

Inventories		19,457	23,424
Other investments	15	689	28,218
Due from related parties	33	64,013	52,482
Trade receivables and accrued income	18	587,385	558,563
Other current assets	19	138,788	291,534
Cash and cash equivalents	20	3,259,792	3,095,300
Total current assets		4,070,124	4,049,521

Total assets		8,067,926	8,469,046

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434

Capital contributions	21	18,202	-
Reserves	21	(706,384)	931,913
Retained earnings	21	4,437,071	3,224,526
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		5,385,527	5,793,077
Minority interest	21	58,116	138,128

Total equity		5,443,643	5,931,205

Liabilities
Loans and borrowings	24	130,020	140,404
Employee benefits	25	26,717	27,229
Provisions	27	4,490	-
Other non-current liabilities	23	227,511	-
Deferred tax liabilities	17	130,491	132,388
Total non-current liabilities		519,229	300,021

Bank overdraft	20	4,372	2,125
Loans and borrowings	24	655,909	619,555
Income taxes payable	11	126,585	443,194
Trade and other payables	28	964,421	759,019
Due to related parties	33	21,032	17,978
Deferred income	26	250,386	324,815
Provisions	27	82,349	71,134
Total current liabilities		2,105,054	2,237,820

Total liabilities		2,624,283	2,537,841
Total equity and liabilities	8,067,926	8,469,046

The notes on page 6 to 92 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2008	2007	2006

Revenue	8	6,970,408	6,328,580	4,700,307
Direct cost of revenue		(3,409,013)	(3,103,427)	(2,627,890)
Gross profit		3,561,395	3,225,153	2,072,417

Other income		14,136	7,799	8,050
Selling and marketing expenses		(1,351,692)	(1,138,154)	(827,516)
Administrative expenses		(309,349)	(252,841)	(154,917)
Other expenses		(17,990)	(22,423)	(6,467)
Results from operating activities		1,896,500	1,819,534	1,091,567

Finance income	10	442,099	308,368	184,015
Finance expenses	10	(136,769)	(551,142)	(108,038)
Net finance income/(expense)		305,330	(242,774)	75,977

Share of profit of equity accounted investees	14	102,990	64,906	78,616
Profit before income tax		2,304,820	1,641,666	1,246,160

Income tax expense	11	(549,758)	(322,418)	(413,242)
Profit for the period		1,755,062	1,319,248	832,918

Attributable to:
Equity holders of Turkcell Iletisim Hizmetleri AS		1,836,824	1,350,162	875,491
Minority interest		(81,762)	(30,914)	(42,573)
Profit for the period		1,755,062	1,319,248	832,918

Basic and diluted earnings per share	22	0.834920	0.613710	0.397951
(in full USD)

The notes on page 6 to 92 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2008	2007	2006

Foreign currency translation differences	(1,458,366)	811,302	(135,275)
Net change in fair value of available-for-sale securities	(5,360)	2,666	2,015
Income and expense recognized directly in equity	(1,463,726)	813,968	(133,260)

Profit for the period	1,755,062	1,319,248	832,918

Total recognized income for the period	291,336	2,133,216	699,658

Attributable to:
Equity holders of Turkcell Iletisim Hizmetleri AS	363,504	2,178,398	741,400
Minority interest	(72,168)	(45,182)	(41,742)
Total recognized income for the period	291,336	2,133,216	699,658

The notes on page 6 to 92 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2008	2007	2006
Cash flows from operating activities

Profit for the period		1,755,062	1,319,248	832,918
Adjustments for:		369,540	1,264,562	1,072,156
Depreciation	12	433,942	532,915	498,533
Amortization of intangibles	13	245,985	260,062	231,480
Net finance income/(expense)	10	(349,219)	11,784	(67,660)
Income tax expense	11	549,758	322,418	413,242
Share of profit of equity accounted investees		(151,629)	(111,254)	(94,021)
Loss/(gain) on sale of property, plant and equipment		(6,931)	3,869	(1,279)
Translation reserve		(344,346)	137,317	17,530
Amortization of transaction costs of borrowings		-	5,100	7,996
Deferred income		(3,293)	102,351	66,335
Gain on sale of a subsidiary		(4,727)	-	-
		2,124,602	2,583,810	1,905,074

Change in trade receivables	18	(145,670)	(177,819)	(11,552)
Change in due from related parties	33	2,124	26,698	6,153
Change in inventories		(267)	(10,128)	(2,512)
Change in prepaid expenses	16-19	(16,590)	(9,034)	(19,331)
Change in other current assets	19	(10,618)	24,482	(247)
Change in other non-current assets	16	(10,704)	(24,782)	17,053
Change in due to related parties	33	(6,541)	10,302	945
Change in trade and other payables		66,690	15,285	105,795
Change in other current liabilities		206,537	67,457	(37,823)
Change in other non-current liabilities		52,452	(9,029)	2,267
Change in employee benefits	25	5,773	5,931	1,801
Change in provisions		29,704	23,832	(2,261)
		2,297,492	2,527,005	1,965,362
Interest paid		(25,050)	(37,024)	(42,879)
Income tax paid		(687,292)	(347,202)	(67,592)
Dividend received	14	89,235	13,397	-
Net cash from operating activities		1,674,385	2,156,176	1,854,891

Cash flows from investing activities
Proceeds from sale of property plant and equipment		16,693	7,657	3,609
Proceeds from currency option contracts		14,655	17,807	-
Proceeds from sale of available-for-sale financial assets		78,542	36,698	20,490
Proceeds from settlement of held-to-maturity investments		-	8,586	9,218
Interest received		354,211	250,423	161,536
Dividends received		-	18,756	21,558
Acquisition of property, plant and equipment	12	(603,568)	(564,859)	(370,377)
Acquisition of intangibles	13	(193,219)	(206,985)	(234,382)
Acquisition of subsidiaries, net of cash acquired	7	(309,967)	-	-
Acquisition of minority interest		-	-	(17,591)
Payment of currency option contracts premium		(4,970)	(8,501)	-
Acquisition of equity accounted investees and other investments		-	-	(163,432)
Acquisition of available-for-sale financial assets		(47,549)	(119)	(56,718)
Acquisition of held-to-maturity investments		-	-	(6,407)
Net cash used in investing activities		(695,172)	(440,537)	(632,496)

Cash flows from financing activities
Payment of transaction costs		-	(205)	(51,472)
Dividends paid		(556,973)	(457,625)	(342,166)
Proceeds from issuance of loans and borrowings		601,000	498,666	772,434
Repayment of borrowings		(487,999)	(435,038)	(862,386)
Change in minority interest		72,199	127,220	87,745
Reimbursement of borrowing costs		-	11,983	-
Proceeds from capital contribution		18,202	-	-
Net cash used in financing activities		(353,571)	(254,999)	(395,845)

Effects of foreign exchange rate fluctuations on balance sheet items		(418,945)	276,837	4,940

Net increase in cash and cash equivalents		206,697	1,737,477	831,490
Cash and cash equivalents at 1 January		3,093,175	1,598,355	808,153
Effect of exchange rate fluctuations on cash and cash equivalents		(44,452)	(242,657)	(41,288)
Cash and cash equivalents at 31 December		3,255,420	3,093,175	1,598,355

The notes on page 6 to 92 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the "Company") was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company's registered office is Turkcell Plaza, Mesrutiyet caddesi No. 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications ("GSM") network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the "License") with the Ministry of Transportation and Communications of Turkey (the "Turkish Ministry"), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the "Turkish Treasury") an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender by the Information Technologies and Communications Authority regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A Type license providing the widest frequency band, at a consideration of EUR 358 million (excluding Value Added Tax ("VAT") ). Payment will be made in cash following the necessary approvals and expected to take place in March 2009.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 31 December 2008, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company's share capital and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On 28 November 2005, upon completion of a series of transactions, Alfa Group acquired 13.2% indirect ownership in the Company through its Altimo subsidiary. On the basis of publicly available information, Alfa Group transferred control over 50% of its previously held shares to Nadash International Holdings Inc. in January 2008.

The consolidated financial statements of the Company as at and for the year ended 31 December 2008 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in note 34. The Company's and each of its subsidiaries', associate's and joint venture's financial statements are prepared as at and for the year ended 31 December 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation
(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB").

The Group’s consolidated financial statements were approved by the Board of Directors on 25 February 2009.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in note 4.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars ("USD"), rounded to the nearest thousand. Moreover, all financial information expressed in New Turkish Lira ("TRY"), Euro ("EUR") and Swedish Krona ("SEK") have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TRY. The functional currency of Euroasia Telecommunications Holding BV ("Euroasia") and Financell BV ("Financell") is USD. The functional currency of East Asian Consortium BV ("Eastasia") is EUR. The functional currency of LLC Astelit ("Astelit"), Global Bilgi LLC ("Global LLC") and UkrTower LLC ("UkrTower") is Ukrainian Hryvnia. The functional currency of Belarussian Telecommunications Network ("Belarussian Telecom") is Belarussian Roubles ("BYR").

(d)	Use of estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are described in notes 4, 7 and 32 and detailed analysis with respect to accounting estimates and critical judgments of bad debts, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, income taxes and revenue recognition are provided below:

Key sources of estimation uncertainty

In note 29, detailed analysis is provided for the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)
(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, historical collection trends and general economic conditions. Should economic conditions, collection trends or any specific industry trend worsen compared to management estimates, allowance for doubtful receivables recognised in consolidated financial statements may not be sufficient to cover bad debts.

Useful lives of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful life of the licenses are based on duration of the sold license agreement.

The GSM license that is held by Belarussian Telecom, newly acquired consolidated subsidiary, expires in 2015. According to the Share Purchase Agreement signed, the State Committee on Property of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In the absence of specific guidance under IFRSs on distinguishing between an agent and a principal, management considered the following factors:

•	The Group does not take the responsibility for fulfilment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a stated percentage of the total turnover.

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)
(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Company’s accounting policies (continued)

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Company management assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group entities.

(a)    Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

Losses that exceed the minority interest in the equity of a subsidiary may create a debit balance on minority interests only if the minority has a binding obligation to fund the losses and is able to make an additional investment to cover the losses. Unless this is the case, the losses are attributed to the Company’s majority interest within the profit for the period. If the subsidiary subsequently reports profits then these profits are allocated to the parent until the share of losses absorbed previously by the parent has been recovered.

(ii)  Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of International Financial Reporting Standards No. 3 ("IFRS 3") "Business Combinations" and are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established. The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Group’s controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within the Group equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.     Significant accounting policies (continued)

(a)   Basis of consolidation (continued)

(iii) Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment loss. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2008 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iv) Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(v)   Minority interests

Where a put option is granted by the Group to the minority shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognised a liability for the present value of the estimated exercise price of the option. The interests of the minority shareholders that hold such put options are derecognised when the financial liability is recognised. The corresponding interests attributable to the holder of the puttable minority interests are presented as attributable to the equity holders of the parent and not as attributable to those minority shareholders. The difference between the put option liability recognised and the amount of minority interest derecognised is recorded under equity. Subsequent changes in the fair value of the put options granted to the minority shareholders in existing subsidiaries are also recognised in equity, except the imputed interest on the liability is recognised in the consolidated income statement.

(b)   Foreign currency

(i)   Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognised in the income statement. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.    Significant accounting policies (continued)

(b)   Foreign currency (continued)

(i)	Foreign currency transactions (continued)

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognised directly in equity.

(ii)  Foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on acquisition, are translated to USD at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates approximating to the exchange rates at the dates of the transactions.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payables to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the foreign currency translation reserve.

(iii) Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each balance sheet presented (including comparatives) are translated to USD at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognised directly in a separate component of equity.

(iv) Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in foreign currency translation reserve. They are transferred to the income statement upon disposal of the foreign operations.

(c)   Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.    Significant accounting policies (continued)

(c)   Financial instruments (continued)

(i)	Non-derivative financial instruments (continued)

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expenses is discussed in note 3(m).

•	Held-to-maturity investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

•	Available-for-sale financial assets

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by minority shareholders in consolidated subsidiaries, if these minority interests wish to sell their share of interests.

As the Group has unconditional obligation to fulfil its liabilities under these agreements, International Accounting Standards No: 32 ("IAS 32") "Financial instruments: Disclosure and Presentation", requires the value of such put option to be presented as a financial liability on the balance sheet for the present value of the estimated option redemption amount. The Group accounted such transactions under the anticipated acquisition method and the interests of minority shareholders that hold such put option are derecognised when the financial liability is recognised. The Group accounted the difference between the amount recognised initially for the exercise price of the put option and the carrying amount of minority in equity.

•	Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)   Financial instruments (continued)

(ii) Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(d)   Property, plant and equipment

(i)   Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are recognized in profit or loss as incurred or capitalized during the period.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in profit or loss.

(ii)  Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(d)    Property, plant and equipment (continued)

(iii) Depreciation

Depreciation is recognized in the profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 50 years
Network infrastructure	3 – 8 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Central betting terminals	1 – 10 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)   Intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)).

(i)	Goodwill

Goodwill or negative goodwill arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquire. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

(ii)  Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred. Subsequent expenditures of the Company do not relate to research and development activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.    Significant accounting policies (continued)

(e)   Intangible assets (continued)

iii)  Amortization

Amortization is recognized in the profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3 – 8	years
GSM and other telecommunications license	3 – 25	years
Transmission lines	10	years
Central betting system operating right	1	year
Customer base	2 – 8	years
Brand name	10	years
Customs duty and VAT exemption right	4.4 years

(f)    Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet.

(g)   Inventories

Inventories are measured at the lower of cost or net realizable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2008, inventories mainly consist of simcards, scratch cards and handsets.

(h)   Impairment

(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.    Significant accounting policies (continued)

(h)   Impairment (continued)

(i)	Financial assets (continued)

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)  Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the "cash-generating unit").

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(i)	Employee benefits
(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days' pay maximum full TRY 2,260 as at 31 December 2008 (equivalent to full $1,494 as at 31 December 2008), which is effective from 1 January 2009, (31 December 2007: full TRY 2,030 (equivalent to full $1,342 as at 31 December 2008)) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.     Significant accounting policies (continued)

(i)	Employee benefits (continued)
(ii)  Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss when they are due.

The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the companies with respect to the retirement plan is to make the specified contributions.

(j)    Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract. The Company did not recognize any provision for onerous contracts as at 31 December 2008.

Site restoration

In accordance with one of the Group’s subsidiary published environmental policy and applicable legal requirements, a provision for site restoration at base stations’ locations and future dismantling costs of base station equipment is provided.

(k)   Revenue

Revenues are recognized as the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenues from incoming and outgoing calls, additional services, prepaid revenues, interconnect revenues and roaming revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Deferred income is recorded under current liabilities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(k)   Revenue (continued)

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods / services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. Revenues allocated to handsets given in connection with campaigns are recognized under other revenues.

Revenue from sale of handsets, which is included in other revenue, is recognised when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Commission fees mainly comprised of net takings earned to a maximum of 7% of gross takings, as a head agent of fixed odds betting games starting from 15 March 2007 and 4.3% commission recognized based on the para-mutual and fixed odds betting games operated on Central Betting System.

Prior to 15 March 2007, under the former head agency agreement, head agency commission fees were earned to a maximum of 12% of gross takings. In relation to the new contract signed with Spor Toto Teskilat Mudurlugu ("Spor Toto") on 29 August 2008, commission rate applicable will decrease to 1.4% effective from March 2009. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the head agency agreement, Inteltek Internet Teknoloji Yatirim ve Danismanlik AS ("Inteltek") is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Simcard sales are recognized upfront upon delivery to subscribers, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the subscriber.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognise revenue as services are provided.

(l)    Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(m)  Finance income and expenses

Finance income comprises interest income on funds invested (including available-for sale financial assets), late payment interest income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognised on financial assets. Borrowing costs that are recognised in profit or loss or capitalized are accounted using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(n)   Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(o)   Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(p)	Earnings per share

The Group presents basic earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(q)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group’s business and geographical segments. The Group’s primary format for segment reporting is based on geographical segment and secondary segment reporting is based on business segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments and related revenue, loans and borrowings and related expenses and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(r)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at 31 December 2008, and have not been applied in preparing these consolidated financial statements:

•

IFRS 8 "Operating Segments" introduces the "management approach" to segment reporting. IFRS 8, which becomes mandatory for the Group’s 2009 consolidated financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently, the Group presents segment information in respect of its business and geographical segments (see note 6).

•

Revised IAS 23 "Borrowing Costs" removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as a part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s 2009 consolidated financial statements and will not constitute a change in accounting policy for the Group.

•

IFRIC 13 "Customer Loyalty Programmes" addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programmes for their customers. It relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 consolidated financial statements, is not expected to have significant impact on the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(r)	New standards and interpretations not yet adopted (continued)
•

Revised IAS 1 "Presentation of Financial Statements" (2007) introduces as a financial statement "the statement of comprehensive income", which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. The revised standard does not change the recognition, measurement or disclosure of transactions and events that are required by other IFRS’s. Revised IAS 1, which becomes mandatory for the Group’s 2009 consolidated financial statements, is expected to have a limited impact on the presentation of the consolidated financial statements.

•	Revised IFRS 3 "Business Combinations" (2008) incorporates the following changes that are likely to be relevant to the Group’s operations:

-    The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.

-    Contingent consideration will be measured at fair value, with subsequent changes therein recognised in profit or loss.

-	Transaction costs, other than share and debt issue costs, will be expensed as incurred.

-    Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognised in profit or loss.

-    Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, which becomes mandatory for the Group’s 2010 consolidated financial statements, will be applied prospectively and therefore there will be no impact on prior periods in the Group’s 2010 consolidated financial statements.

•

Amended IAS 27 "Consolidated and Separate Financial Statements" (2008) requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in profit or loss. The amendments to IAS 27, which become mandatory for the Group’s 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements.

•

Amendment to IFRS 2 "Share-based Payment – Vesting Conditions and Cancellations" clarifies the definition of vesting conditions, introduces the concept of non-vesting conditions, requires non-vesting conditions to be reflected in grant-date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 will become mandatory for the Group’s 2009 consolidated financial statements, with retrospective application and are not expected to have any impact on the consolidated financial statements.

•

Amendments to IAS 32 "Financial Instruments": Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation requires puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for the Group’s 2009 consolidated financial statements, with retrospective application required, are not expected to have any impact on the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)
(r)	New standards and interpretations not yet adopted (continued)
•

The International Financial Reporting Interpretations Committee ("IFRIC") issued on 3 July 2008 an interpretation IFRIC 16 "Hedges of a Net Investment in a Foreign Operation". IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39. It does not apply to other types of hedge accounting. The interpretation is effective for annual periods beginning on or after 1 October 2008 and is not expected to have any effect on the consolidated financial statements.

•

The IFRIC issued on 3 July 2008 an Interpretation, IFRIC 15 "Agreements for the Construction of Real Estate". The Interpretation will standardize accounting practice across jurisdictions for the recognition of revenue among real estate developers for sales of units, such as apartments or houses before construction is complete. The Interpretation is effective for annual periods beginning or after 1 January 2009 and is not expected to have any effect on the consolidated financial statements.

•

Eligible Hedged Items (amendment to IAS 39 "Financial Instruments: Recognition and Measurement") introduces application guidance to illustrate how the principles underlying hedge accounting should be applied in the designation of i) a one-sided risk in a hedged item and ii) inflation in a financial hedged item. The amendment is effective, with retrospective application, for annual periods beginning on or after 1 July 2009 and is not expected to have any effect on the consolidated financial statements.

•

IFRIC 17, "Distributions of Non-cash Assets to Owners", requires entities to recognise certain distributions of non-cash assets at fair value, and to recognise in profit or loss the difference between the fair value of the assets distributed and their carrying amounts. IFRIC 17 provides guidance on when and how a liability for certain distributions of non-cash assets is recognised and measured, and how to account for settlement of that liability. Transactions within its scope will need to be measured at fair value. IFRIC 17 is effective for annual periods beginning on or after July 2009; earlier application is permitted only if IFRS 3 Business Combinations (2008), IAS 27 Consolidated and Separate Financial Statements (2008) and the related amendments to IFRS 5 are applied at the same time.

•

IFRIC 18 "Transfers of Assets from Customers" provides guidance on transfers of property, plant and equipment (or cash to acquire it) for entities that receive such contributions from their customers. IFRIC 18 applies prospectively to transfers of assets from customers received on or after July 2009; earlier application is permitted provided that the necessary valuations and other information were obtained at the time that those transfers occurred. The interpretation is not expected to have significant effect on the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)   Intangible assets

The fair value of the brand acquired in the Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS ("Superonline") business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of custom duty and VAT exemption agreement in the Belarussian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of Mobile telephony licenses (GSM&UMTS) in the Belarussian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)  Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)  Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values (continued)

(vi)  Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(vii) Exercise price of financial liability related to minority share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to minorities as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as of 31 August 2013, which the exercise date of the put option, is then discounted back to 31 December 2008.

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risks
•	Liquidity risks
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

The Company management has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The instant impact of the global turmoil across global financial markets came out to be a sharp increase in foreign currency exchange rates in Turkey. Consequently, the depreciation of TRY against USD and EUR was 29.8% and 25.2%, respectively as at 31 December 2008 when compared to the exchange rates as at 31 December 2007. Please refer to note 29 for additional information on the Group’s exposure to this turmoil.

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)
Credit risk (continued)

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, ageing profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers.

Investments are preferred to be in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of receivables from subscribers. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on historical data of payment statistics. Impairment loss as a percentage of revenues represented 0.9% of revenues for the year ended 31 December 2008. If impairment loss as a percentage of revenues increased to 1.5% of revenues, the impairment loss would have been increased by $38,878, negatively impacting profit for the year ended 31 December 2008.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarussian Telecom and financial liability in relation to put option for the acquisition of minority shares of Belarussian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TRY for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Currency risk (continued)

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur and its subsidiaries in Ukraine and Republic of Belarus are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 December 2008.

6.	Segment reporting

Geographical segments:

The primary format, geographical segments, is based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the entities. Segment assets are based on the geographical location of the assets.

The Group comprises the following main geographical segments: Turkey, Ukraine, Republic of Belarus and Turkish Republic of Northern Cyprus.

Business segments:

In presenting information on the basis of business segments, segment revenue is based on the operational activity of the entities. Segment assets are based on the intended use of the assets.

The Group comprises the following main business segments: Telecommunications and betting businesses.

Communication fees, handset revenues, monthly fixed fees, simcard revenues are the main types of product and services included in the telecommunications business.

Commission fees are the type of service only included in the betting business.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Geographical segments

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Republic of Belarus		Other		Eliminations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Total external revenues	6,456,081	5,991,916	436,716	252,821	77,147	83,843	464	-	-	-	-	-	6,970,408	6,328,580
Inter-segment revenue	4,185	5,275	1,977	1,230	9,099	5,995	2	-	-	-	(15,263)	(12,500)	-	-
Total segment revenue	6,460,266	5,997,191	438,693	254,051	86,246	89,838	466	-	-	-	(15,263)	(12,500)	6,970,408	6,328,580

Segment result	1,959,157	1,928,611	(68,600)	(108,042)	23,424	13,631	(16,133)	-	(156)	(90)	2,662	48	1,900,354	1,834,158
Unallocated expense, net													(3,854)	(14,624)
Results from operating activities													1,896,500	1,819,534
Net finance income/(expense)													305,330	(242,774)
Share of profit/(loss) of equity accounted investees	(48,114)	(44,045)							151,104	108,951			102,990	64,906
Income tax expense													(549,758)	(322,418)
Profit for the period													1,755,062	1,319,248

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Geographical segments (continued)

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenues	5,991,916	4,544,493	252,821	87,949	83,843	67,865	-	-	-	-	6,328,580	4,700,307
Inter-segment revenue	5,275	1,251	1,230	-	5,995	5,384	-	-	(12,500)	(6,635)	-	-
Total segment revenue	5,997,191	4,545,744	254,051	87,949	89,838	73,249	-	-	(12,500)	(6,635)	6,328,580	4,700,307

Segment result	1,928,611	1,236,455	(108,042)	(154,934)	13,631	7,243	(90)	-	48	1,220	1,834,158	1,089,984
Unallocated income/(expense), net											(14,624)	1,583
Results from operating activities											1,819,534	1,091,567
Net finance income/(expense)											(242,774)	75,977
Share of profit/(loss) of equity accounted investees	(44,045)	(2,668)					108,951	81,284			64,906	78,616
Income tax expense											(322,418)	(413,242)
Profit for the period											1,319,248	832,918

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Geographical segments (continued)

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Republic of Belarus		Other		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Segment assets	3,192,844	3,730,627	593,164	708,005	65,705	70,570	586,242	-	2	125,066	4,437,957	4,634,268
Investment in equity accounted investees	106,704	149,306	-	-	-	-	-	-	207,019	515,079	313,723	664,385
Unallocated assets											3,316,235	3,170,393
Total assets											8,067,926	8,469,046

Segment liabilities	1,434,628	1,096,780	121,996	91,561	9,755	12,694	9,827	-	700	48	1,576,906	1,201,083
Unallocated liabilities											1,047,377	1,336,758
Total liabilities											2,624,283	2,537,841

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Republic of Belarus		Other		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Capital expenditure, including goodwill	640,341	540,249	155,762	205,963	17,549	36,901	550,926	-	-	-	1,364,578	783,113
Depreciation	362,015	474,745	65,449	52,452	4,132	5,718	2,346	-	-	-	433,942	532,915
Amortization of intangible assets	200,490	225,570	35,539	32,189	3,379	2,303	6,577	-	-	-	245,985	260,062

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Republic of Belarus		Other		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Capital expenditure	540,249	391,731	205,963	200,237	36,901	12,791	-	-	-	-	783,113	604,759
Depreciation	474,745	452,708	52,452	40,085	5,718	5,740	-	-	-	-	532,915	498,533
Amortization of intangible assets	225,570	198,293	32,189	32,259	2,303	928	-	-	-	-	260,062	231,480

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Segment reporting (continued)

Business segments

	Telecommunications		Betting		Other operations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue from external customers	6,776,162	6,130,425	176,237	181,296	18,009	16,859	6,970,408	6,328,580

Capital expenditure, including goodwill	1,310,680	759,390	21,906	1,354	31,992	22,369	1,364,578	783,113
Segment assets	4,345,540	4,439,037	29,689	20,660	62,728	174,571	4,437,957	4,634,268

	Telecommunications		Betting		Other operations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue from external customers	6,130,425	4,517,011	181,296	172,372	16,859	10,924	6,328,580	4,700,307

Capital expenditure	759,390	594,524	1,354	3,300	22,369	6,935	783,113	604,759

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Acquisitions of subsidiaries

Acquisition of Belarussian Telecom

On 29 July 2008, Beltel Telekomunikasyon Hizmetleri AS ("Beltel") signed a Share Purchase Agreement ("SPA") to acquire 80% stake in Belarussian Telecom, which is specialized in rendering of services using GSM Technologies. On 26 August 2008, the control over Belarussian Telecom is acquired from the State Committee on Property of the Republic of Belarus for a consideration of $500,000. On 26 August 2008, $300,000 of the total consideration is paid and the remaining payments amounting to $200,000 will be made in two equal installments on 31 December 2009 and 31 December 2010, respectively. An additional payment of $100,000 will be made to the seller when Belarussian Telecom records a full-year positive net income for the first time.

Results of operations of Belarussian Telecom for four months period ended 31 December 2008 amounting to $(13,865) are included in the accompanying consolidated financial statements. If the acquisition had occured on 1 January 2008, management estimates that consolidated revenue would have been $6,971,137 and consolidated profit attributable to equity holders of the Company would have been $1,814,358.

The acquisition had the following effect on the Group’s assets and liabilities on the acquisition date:

	Note	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition

Property, plant and equipment	12	173,917	5,956	179,873
Intangible assets	13	24,340	182,370	206,710
Other assets		4,061	-	4,061
Cash and cash equivalents		24	-	24
Loans and borrowings		(21,463)	476	(20,987)
Other liabilities		(3,557)	-	(3,557)
Deferred tax liabilities		-	(49,617)	(49,617)
Net identifiable assets and liabilities		177,322	139,185	316,507
Share of the Company on net identifiable assets and liabilities (80%)				253,205
Goodwill on acquisition				285,857

Consideration paid, satisfied in cash				(300,000)
Cash acquired				24
Net cash outflow				(299,976)

Consideration payable in relation to the acquisition as of acquisition date				(239,062)

In accordance with the SPA, Beltel also agreed to grant a put option to the minority shareholder by giving the right to sell its entire stake (20%) to Beltel at fair value after 5 years from the closing date. The Group recognized a liability in relation to the put option and derecognized minority interest (note 23).

The difference amounting to $12,302 between the amount recognised initially for the exercise price of the put option and the carrying amount of the minority interest is recorded in equity.

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The values of assets, liabilities and contingent liabilities recognized on acquisition are their estimated fair values (see note 4 for methods used in determining fair values).

The goodwill recognised on the acquisition is attributable mainly to the synergies expected to be achieved from integrating Belarussian Telecom into the Group’s telecommunications business in the region.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Acquisitions of subsidiaries (continued)

Acquisition of Superonline and disposal of Bilyoner shares

On 21 May 2008, Turktell Bilisim Servisleri A.S. ("Turktell") signed an agreement with Cukurova Group to acquire 100% stake in Superonline, which is specialized in rendering of internet and telecommunications services and to sell 55% share in Bilyoner Interaktif Hizmetler AS ("Bilyoner"). On 23 September 2008, the control over Superonline was acquired from Cukurova Group through the transfer of 55% shares of Bilyoner.

The Group accounted the acquisition of Superonline in accordance with IFRS 3, the consideration paid being the fair value of Bilyoner's shares. The Group recognized a gain on disposal of Bilyoner shares in the consolidated income statement based on the fair value of Bilyoner's shares.

Results of operations of Superonline for three months period ended 31 December 2008 amounting to $(4,016) are included in the accompanying consolidated financial statements. If the acquisition had occured on 1 January 2008, management estimates that consolidated revenue would have been $7,001,234 and consolidated profit attributable to equity holders of the Company would have been $1,829,502.

The acquisition of Superonline had the following effect on the Group’s assets and liabilities on the acquisition date:

	Note	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition

Property, plant and equipment	12	1,617	(840)	777
Intangible assets	13	117	10,078	10,195
Other assets		8,159	-	8,159
Cash and cash equivalents		510	-	510
Total liabilities		(31,150)	-	(31,150)
Deferred tax liabilities		-	(1,848)	(1,848)
Net identifiable assets and liabilities		(20,747)	7,390	(13,357)
Share of the Company on net identifiable assets and liabilities (100%)				(13,357)
Goodwill on acquisition				21,617
Consideration, transfer of shares*				(8,260)
Cash acquired				510
Cash disposed through transfer of Bilyoner shares				(10,502)
Net cash effect of the transaction				(9,992)

*Transaction was made through the transfer of shares in regards to sale of 55% stake in Bilyoner and purchase of 100% stake in Superonline. Therefore, the purchase accounting of Superonline is based on the fair value of the disposed shares in Bilyoner amounted to $8,260.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

8.	Revenue
	2008	2007	2006
Communication fees	6,576,857	5,976,890	4,406,680
Commission fees on betting business	176,237	181,296	172,372
Monthly fixed fees	65,081	54,816	57,599
Simcard sales	28,189	20,767	20,960
Call center revenues	16,604	12,925	10,237
Other revenues	107,440	81,886	32,459
	6,970,408	6,328,580	4,700,307
9.	Personnel Expenses
	2008	2007	2006
Wages and salaries (*)	501,327	385,192	262,198
Increase in liability for long-service leave	8,083	8,487	5,736
Contributions to defined contribution plans	4,182	1,253	1,014
	513,592	394,932	268,948

* Wages and salaries include compulsory social security contributions.

10.	Finance income and expenses

Recognised in profit or loss:

	2008	2007	2006
Interest income on bank deposits	359,408	241,055	133,640
Late payment interest income	43,479	37,188	29,391
Premium income on option contracts	14,655	17,807	11,708
Interest income on available-for-sale financial assets	8,328	303	794
Net gain on disposal of available-for-sale financial assets transferred from equity	6,494	1,673	1,445
Interest income on unimpaired held-to-maturity investments	-	890	1,219
Other interest income	9,735	9,452	5,818
Finance income	442,099	308,368	184,015

Discount interest expense on financial liabilities measured at amortised cost	(51,448)	(42,137)	(61,512)
Net foreign exchange loss	(44,452)	(460,754)	(41,288)

Litigation late payment interest expense	(30,501)	(15,602)	(2,516)
Option premium expense	(4,970)	(8,501)	-
Debt extinguishment cost	-	(17,549)	-
Other	(5,398)	(6,599)	(2,722)
Finance expense	(136,769)	(551,142)	(108,038)
Net finance income/(expense) recognised in profit or loss	305,330	(242,774)	75,977

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Finance income and expenses	(continued)

Late payment interest income is interest received from subscribers who pay monthly invoices after due date specified on the invoices.

Interest expense on borrowings capitalized on fixed assets amounts to $11,375, $11,268 and $7,089 for the year ended 31 December 2008, 2007 and 2006, respectively.

11.	Income tax expense

	2008	2007	2006
Current tax expense
Current period	(567,169)	(412,521)	(310,665)
	(567,169)	(412,521)	(310,665)
Deferred tax benefit
Origination and reversal of temporary differences	14,893	56,769	14,036
Benefit of investment incentive recognized	2,518	31,369	29,959
Utilisation of previously unrecognised tax losses	-	1,965	6,237
Reduction in tax rate	-	-	(152,809)
	17,411	90,103	(102,577)
Total income tax expense	(549,758)	(322,418)	(413,242)

Reconciliation of effective tax rate

The reported income tax expense for the year ended 31 December 2008, 2007 and 2006 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2008		2007		2006
Profit for the period		1,755,062		1,319,248		832,918
Total income tax expense		549,758		322,418		413,242
Profit excluding income tax		2,304,820		1,641,666		1,246,160

Income tax using the Company’s domestic tax rate	20%	(460,964)	20%	(328,333)	20%	(249,232)
Effect of tax rates in foreign jurisdictions	(1)%	17,909	-	7,960	(1)%	8,954
Tax exempt income	-	6,178	(1)%	9,724	(1)%	7,703
Non deductible expenses	2%	(42,206)	2%	(25,118)	1%	(13,452)
Tax incentives	-	2,518	(2)%	31,369	(2)%	29,959
Change in tax rate	-	-	-	-	12%	(152,809)
Recognition of previously unrecognized tax losses	-	-	-	1,965	(1)%	6,237
Unrecognized deferred tax assets	4%	(83,841)	2%	(28,319)	3%	(37,120)
Deferred taxes on undistributed earnings of subsidiary	-	-	-	-	1%	(15,109)
Difference in effective tax rate of equity accounted investees	(1)%	22,937	(1)%	14,621	-	-
Other	1%	(12,289)	(1)%	(6,287)	-	1,627
Total income tax expense	24%	(549,758)	20%	(322,418)	33%	(413,242)

The income taxes payable of $126,585 as at 31 December 2008 represents the amount of current income tax provision in respect of related taxable profit for the year ended 31 December 2008 netted off with advance tax payments made for the year.

The income tax payable of $443,194 as at 31 December 2007 represents the amount of income taxes payable in respect of related taxable profit for the year ended 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense (continued)

Reconciliation of effective tax rate (continued)

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of "disguised profit distribution via transfer pricing". The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm's length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.   Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2007	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 31 December 2007
Network infrastructure (All Operational)	4,476,792	77,393	(394,103)	460,982	862,675	5,483,739
Land and buildings	253,708	29,474	(124)	-	45,214	328,272
Equipment, fixtures and fittings	292,483	14,870	(8,609)	2,651	55,903	357,298
Motor vehicles	17,818	819	(5,033)	-	3,648	17,252
Leasehold improvements	131,830	1,304	(188)	-	21,016	153,962
Construction in progress	267,187	452,268	-	(463,633)	52,947	308,769
Total	5,439,818	576,128	(408,057)	-	1,041,403	6,649,292

Accumulated Depreciation
Network infrastructure (All Operational)	3,063,148	501,390	(385,685)	-	663,137	3,841,990
Land and buildings	67,443	11,785	(42)	-	14,842	94,028
Equipment, fixtures and fittings	253,266	17,747	(8,522)	-	64,223	326,714
Motor vehicles	15,601	1,286	(4,866)	-	3,377	15,398
Leasehold improvements	123,369	707	(122)	-	25,313	149,267
Total	3,522,827	532,915	(399,237)	-	770,892	4,427,397

Total property, plant and equipment	1,916,991	43,213	(8,820)	-	270,511	2,221,895

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.  Property, plant and equipment (continued)

Cost or deemed cost	Balance at 1 January 2008	Additions	Disposals	Transfers	Disposal of subsidiary	Acquisitions through business combinations	Effect of movements in exchange rates	Balance at 31 December 2008
Network infrastructure (All Operational)	5,483,739	187,343	(56,974)	319,691	(832)	26,917	(1,322,936)	4,636,948
Land and buildings	328,272	6,839	(614)	8,285	-	2,958	(76,646)	269,094
Equipment, fixtures and fittings	357,298	8,537	(5,207)	3,240	(96)	1,072	(83,858)	280,986
Motor vehicles	17,252	1,610	(1,048)	-	-	694	(3,771)	14,737
Leasehold improvements	153,962	2,960	(462)	11,829	-	1	(35,662)	132,628
Construction in progress	308,769	407,654	-	(343,045)	-	108,871	(46,142)	436,107
Total	6,649,292	614,943	(64,305)	-	(928)	140,513	(1,569,015)	5,770,500

Accumulated Depreciation and Impairment Losses
Network infrastructure (All Operational)	3,841,990	399,217	(49,660)	-	(464)	-	(988,221)	3,202,862
Land and buildings	94,028	12,566	(143)	-	-	-	(24,151)	82,300
Equipment, fixtures and fittings	326,714	18,626	(3,681)	-	(42)	-	(80,745)	260,872
Motor vehicles	15,398	1,252	(853)	-	-	-	(3,705)	12,092
Leasehold improvements	149,267	2,281	(276)	-	-	-	(34,968)	116,304
Total	4,427,397	433,942	(54,613)	-	(506)	-	(1,131,790)	3,674,430

Total property, plant and equipment	2,221,895	181,001	(9,692)	-	(422)	140,513	(437,225)	2,096,070

Depreciation expenses for the year ended 31 December 2008, 2007 and 2006 are $433,942, $532,915 and $498,533, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2008, net carrying amount of fixed assets acquired under finance leases amounted to $68,050 (31 December 2007: $95,751).

Property, plant and equipment under construction

Construction in progress consisted of expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom") and Belarussian Telecom and non-operational items as at 31 December 2008 and 2007.

As at 31 December 2008, a mortgage is placed on Izmir and Davutpasa buildings amounting to $992 and $331, respectively (31 December 2007: $1,288 and $429, respectively).

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $433,280 as at 31 December 2008 (31 December 2007: $602,070). The amortization period of the license will end in 2023.

Cost	Balance at 1 January 2007	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2007
GSM and other telecommunication operating licenses	902,427	29,972	-	16,636	168,520	1,117,555
Computer Software	1,565,334	13,391	(3,472)	188,137	309,381	2,072,771
Transmission Lines	31,286	1,917	-	-	6,471	39,674
Central Betting System Operating Right	4,038	55	-	-	835	4,928
Customer Base	1,255	-	-	-	260	1,515
Other	84	245	-	20	(254)	95
Construction in progress	47,565	161,405	-	(204,793)	-	4,177
Total	2,551,989	206,985	(3,472)	-	485,213	3,240,715

Accumulated Amortization
GSM and other telecommunication operating licenses	327,829	50,341	-	-	63,411	441,581
Computer Software	966,513	205,052	(766)	-	219,992	1,390,791
Transmission Lines	18,986	3,467	-	-	4,332	26,785
Central Betting System Operating Right	2,711	1,173	-	-	692	4,576
Customer Base	1,255	-	-	-	260	1,515
Other	27	29	-	-	8	64
Total	1,317,321	260,062	(766)	-	288,695	1,865,312

Total intangible assets	1,234,668	(53,077)	(2,706)	-	196,518	1,375,403

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)
Cost	Balance at 1 January 2008	Additions	Disposals	Transfers	Disposal of subsidiary	Acquisitions through business combinations	Effects of movements in exchange rates	Balance at 31 December 2008
GSM and other telecommunication operating licenses	1,117,555	7,372	-	24,612	(52)	91,185	(254,225)	986,447
Computer Software	2,072,771	1,958	(585)	158,752	(1,478)	680	(488,834)	1,743,264
Transmission Lines	39,674	877	-	-	-	-	(9,120)	31,431
Central Betting System Operating Right	4,928	1,576	(9)	113	-	-	(1,132)	5,476
Brand name	-	-	-			4,655	-	4,655
Customer Base	1,515	-	-	-	-	5,204	(349)	6,370
Customs duty and VAT exemption right	-	-	-			51,101	-	51,101
Goodwill	-	-	-	-	-	244,642	-	244,642
Other	95	1,177	(36)	-	(6)	218	270	1,718
Construction in progress	4,177	180,259	-	(183,477)	-	18,218	3,329	22,506
Total	3,240,715	193,219	(630)	-	(1,536)	415,903	(750,061)	3,097,610

Accumulated Amortization
GSM and other telecommunication operating licenses	441,581	57,020	-	-	(38)	-	(99,886)	398,677
Computer Software	1,390,791	180,044	(527)	-	(1,036)	-	(356,329)	1,212,943
Transmission Lines	26,785	3,533	-	-	-	-	(6,733)	23,585
Central Betting System Operating Right	4,576	361	(3)	-	-	-	(1,108)	3,826
Brand name	-	139	-	-	-	-	(23)	116
Customer Base	1,515	194	-	-	-	-	(372)	1,337
Customs duty and VAT exemption right	-	4,628	-	-	-	-	(757)	3,871
Goodwill	-	-	-	-	-	-	-	-
Other	64	66	(30)	-	(2)	-	262	360
Total	1,865,312	245,985	(560)	-	(1,076)	-	(464,946)	1,644,715

Total intangible assets	1,375,403	(52,766)	(70)	-	(460)	415,903	(285,115)	1,452,895

Amortization expenses for the year ended 31 December 2008, 2007 and 2006 are $245,985, $260,062 and $231,480, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the year ended 31 December 2008, 2007 and 2006 are $102,990, $64,906 and $78,616, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the some events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities
31 December 2008
Fintur (associate)	41.45%	492,587	1,786,728	2,279,315	443,808	962,823	1,406,631
A-Tel (joint venture)*	50.00%	73,924	207,342	281,266	22,157	44,924	67,081
		566,511	1,994,070	2,560,581	465,965	1,007,747	1,473,712

31 December 2007
Fintur (associate)	41.45%	418,485	1,390,361	1,808,846	235,264	31,355	266,619
A-Tel (joint venture)*	50.00%	85,473	287,790	373,263	15,939	57,707	73,646
		503,958	1,678,151	2,182,109	251,203	89,062	340,265

	Revenue	Direct cost of revenue	Profit for the period
2008
Fintur (associate)	1,823,095	(739,410)	364,545
A-Tel (joint venture)*	98,129	(83,128)	1,888
	1,921,224	(822,538)	366,433
2007
Fintur (associate)	1,486,390	(609,494)	262,850
A-Tel (joint venture)*	92,791	(95,033)	7,058
	1,579,181	(704,527)	269,908
2006
Fintur (associate)	1,161,432	(463,277)	194,790
A-Tel (joint venture)**	31,472	(4,868)	24,208
	1,192,904	(468,145)	218,998

* Figures mentioned in the above table includes fair value adjustments that arose during acquisition of A-Tel.
** Since A-Tel was acquired in August 2006, summary financial information of A-Tel is given for the five months ended 31 December 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees (continued)

The Company’s investment in Fintur and A-Tel amounts to $207,019 and $106,704 respectively as at 31 December 2008 (31 December 2007: $515,079 and $149,306).

During 2009, Fintur distributed a total dividend of $200,000. The Group received its share of dividend in December 2008 at the amount of $82,900 and decreased investment in Fintur by $82,900.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. ("Azercell"), a 51% owned consolidated subsidiary of Fintur, was completed. The minority shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. One of the minority shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding material decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the minority interest. The difference between the present value of the estimated option redemption amount and the derecognized minority interest amounting to $662,534 is accounted under equity, in accordance with the Group’s accounting policy. As a result of this, the Group’s investme nt in Fintur decreased by $274,620.

During March 2008 and February 2007, at the General Assembly meeting of A-Tel, it has been decided to distribute dividends and accordingly the Company reduced the carrying value of its investment in A-Tel by the dividends declared of TRY 12,543 (equivalent to $8,294 as at 31 December 2008) and TRY 37,448 (equivalent to $24,762 as at 31 December 2008) as at 31 December 2008 and 2007, respectively.

15.	Other investments
Non-current investments:
		2008		2007
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS ("Aks TV")	Turkey	6.24	22,393	6.24	29,077

T Medya Yatirim Sanayi ve Ticaret AS ("T-Medya")	Turkey	10.23	12,221	9.23	13,277

			34,614		42,354

In 2003, the Group acquired a 6.24% interest in Aks TV and an 8.23% interest in T-Medya, media companies owned by Cukurova Group. On 27 June 2007, T-Medya took over Asli Gazetecilik ve Matbaacilik AS and, by this restructuring, interest of the Group in T-Medya increased from 8.23% to 9.23%. As a result of the acquisition of Superonline, interest of the Group in T-Medya increased to 10.23%.

Investment in Aks TV and T-Medya is classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the Company measured these investments at cost.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.  Other investments (continued)

Current investments:

	2008	2007
Available-for-sale government bonds, treasury bills	689	1,738
Available-for-sale foreign investment equity funds	-	26,480
	689	28,218

Interest bearing available-for-sale USD denominated and EUR denominated government bonds and treasury bills with a carrying amount of $403 and $286, respectively as at 31 December 2008 (31 December 2007: USD denominated $1,440 and EUR denominated $298) have stated interest rates of Libor+1.0% (31 December 2007: Libor+1.0%-Libor+1.6%) and Euribor+1.8% (31 December 2007: Euribor+1.8%), respectively and mature in 1 to 2 years (31 December 2007: 2 to 3 years).

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in note 29.

16.	Other non-current assets

	2008	2007
VAT receivable	20,579	-
Prepaid expenses	17,921	28,365
Prepayment for subscriber acquisition cost	7,652	6,347
Deposits and guarantees given	5,840	5,621
Others	2,015	3,838
	54,007	44,171

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

17.	Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2008	2007
Deductible temporary differences	4,841	457
Tax losses	125,875	48,604
Total unrecognised deferred tax assets	130,716	49,061

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.  Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets (continued)

As at 31 December 2008, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2004	1,097	2009
2005	1,089	2010
2006	4,191	2011
2007	12,667	2012
2008	80,218	2013 thereafter
	99,262

As at 31 December 2008, net operating loss carry forwards which will be carried indefinitely are as follows:

Year Originated	Amount
2004	21,189
2005	55,090
2006	96,541
2007	37,626
2008	216,482

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2008 and 2007 are attributable to the following:

	Assets		Liabilities		Net
	2008	2007	2008	2007	2008	2007
Property, plant & equipment and intangible assets	166	872	(168,802)	(201,602)	(168,636)	(200,730)
Investment	-	-	(10,267)	(7,816)	(10,267)	(7,816)
Provisions	10,070	12,813	-	-	10,070	12,813
Trade and other payables	45,242	54,749	(1,003)	-	44,239	54,749
Other items	4,883	11,436	(9,642)	(917)	(4,759)	10,519
Tax credit carry forwards	6	523	-	-	6	523
Tax assets / (liabilities)	60,367	80,393	(189,714)	(210,335)	(129,347)	(129,942)
Set off of tax	(59,223)	(77,947)	59,223	77,947	-	-
Net tax assets / (liabilities)	1,144	2,446	(130,491)	(132,388)	(129,347)	(129,942)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities (continued)

Recognised deferred tax assets and liabilities (continued)

Movement in temporary differences as at 31 December 2008 and 2007 are as follows:	Balance at 1 January 2007	Recognised in profit or loss	Recognised in equity	Acquired in business combinations	Disposal of subsidiary	Effect of movements in exchange rates	Balance at 31 December 2007

Property, plant & equipment and intangible assets	(227,822)	64,449	-	-	-	(37,357)	(200,730)
Investment	(30,246)	24,912	-	-	-	(2,482)	(7,816)
Provisions	47,130	(38,267)	-	-	-	3,950	12,813
Trade and other payables	-	47,545	-	-	-	7,204	54,749
Other items	12,455	(3,461)	(1,331)	-	-	2,856	10,519
Tax credit carry forwards	5,275	(5,074)	-	-	-	322	523
Total	(193,208)	90,104	(1,331)	-	-	(25,507)	(129,942)

	Balance at 1 January 2008	Recognised in profit or loss	Recognised in equity	Acquired in business combinations	Disposal of subsidiary	Effect of movements in exchange rates	Balance at 31 December 2008

Property, plant & equipment and intangible assets	(200,730)	46,147	-	(50,989)	98	36,838	(168,636)
Investment	(7,816)	(8,133)	343	-	-	5,339	(10,267)
Provisions	12,813	367	-	-	(5)	(3,105)	10,070
Trade and other payables	54,749	3,675	-	-	-	(14,185)	44,239
Other items	10,519	(23,942)	1,025	(476)	-	8,115	(4,759)
Tax credit carry forwards	523	(703)	-	-	-	186	6
Total	(129,942)	17,411	1,368	(51,465)	93	33,188	(129,347)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Trade receivables and accrued income

	2008	2007
Receivables from subscribers	298,294	277,519
Accrued service income	175,429	167,194
Accounts and checks receivable	105,822	87,538
Receivables from Turk Telekomunikasyon AS ("Turk Telekom")	7,840	26,312
	587,385	558,563

Trade receivables are shown net of allowance for doubtful debts amounting to $196,637 as at 31 December 2008 (31 December 2007: $181,746). The impairment loss recognized for the year ended 31 December 2008, 2007 and 2006 are $65,678, $35,142 and $30,513, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $165,310 and $109,322 as at 31 December 2008 and 2007, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Receivables from Turk Telekom as at 31 December 2008 and 2007 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in note 29.

19.	Other current assets
	2008	2007
Prepaid expenses	54,899	61,056
Prepayment for subscriber acquisition cost	23,822	14,704
VAT receivable	22,979	27,688
Interest income accruals	19,760	36,338
Advances to suppliers	9,157	14,196
Receivable from personnel	3,488	1,878
Restricted cash	-	125,304
Other	4,683	10,370
	138,788	291,534

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

As at 31 December 2007, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group, which was released on 24 January 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.   Cash and cash equivalents

	2008	2007
Cash in hand	4,567	205
Cheques received	599	999
Banks	3,254,582	3,093,906
-Demand deposits	149,149	185,551
-Time deposits	3,105,433	2,908,355
Bonds and bills	44	190
Cash and cash equivalents	3,259,792	3,095,300
Bank overdrafts used for cash management purposes	(4,372)	(2,125)
Cash and cash equivalents in the statement of cash flows	3,255,420	3,093,175

As at 31 December 2008, cash and cash equivalents amounting to $50,000 (31 December 2007: $60,000) were deposited in banks, that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.   Capital and reserves

Reconciliation of movement in capital and reserve

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Minority Put Option	Translation Reserve	Retained Earnings	Total	Minority Interest	Total Equity

Balance at 1 January 2006	1,438,966	-	434	104,487	800	-	(20,697)	2,102,537	3,626,527	63,794	3,690,321
Increase in capital	197,238	-	-	-	-	-	-	(197,238)	-	-	-
Transfer to legal reserves	-	-	-	43,786	-	-	-	(43,786)	-	-	-
Total recognized income and expense	-	-	-	-	2,015	-	(135,275)	875,491	742,231	(42,573)	699,658
Dividends to shareholders	-	-	-	-	-	-	-	(342,166)	(342,166)	-	(342,166)
Acquisition of minority shares	-	-	-	-	-	-	-	-	-	(17,591)	(17,591)
Change in minority interest	-	-	-	-	-	-	-	-	-	87,745	87,745
Balance at 31 December 2006	1,636,204	-	434	148,273	2,815	-	(155,972)	2,394,838	4,026,592	91,375	4,117,967

Balance at 1 January 2007	1,636,204	-	434	148,273	2,815	-	(155,972)	2,394,838	4,026,592	91,375	4,117,967
Transfer to legal reserves	-	-	-	108,561	-	-	-	(108,561)	-	-	-
Total recognized income and expense	-	-	-	-	2,666	-	825,570	1,350,162	2,178,398	(45,182)	2,133,216
Dividends to shareholders	-	-	-	-	-	-	-	(411,913)	(411,913)	(45,712)	(457,625)
Change in minority interest	-	-	-	-	-	-	-	-	-	137,647	137,647
Balance at 31 December 2007	1,636,204	-	434	256,834	5,481	-	669,598	3,224,526	5,793,077	138,128	5,931,205

Balance at 1 January 2008	1,636,204	-	434	256,834	5,481	-	669,598	3,224,526	5,793,077	138,128	5,931,205
Transfer to legal reserves	-	-	-	121,945	-	-	-	(121,945)	-	-	-
Total recognized income and expense	-	-	-	-	(5,360)	-	(1,467,960)	1,836,824	363,504	(72,168)	291,336
Dividends paid	-	-	-	-	-	-	-	(502,334)	(502,334)	(54,639)	(556,973)
Capital contribution granted	-	18,202	-	-	-	-	-	-	18,202	-	18,202
Change in reserve for minority put option	-	-	-	-	-	(286,922)	-	-	(286,922)	-	(286,922)
Change in minority interest	-	-	-	-	-	-	-	-	-	46,795	46,795
Balance at 31 December 2008	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves (continued)

Share capital

As at 31 December 2008, common stock represented 2,200,000,000 (31 December 2007: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to TRY, on 9 May 2005, par value of each share is registered to be one TRY.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey ("CMB"). Accordingly, number of shares data is adjusted for the effect of this merger.

Capital contribution

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Reserve of minority put option liability

The reserve for minority put option liability includes the difference between the put option liability granted to the minority shareholders in existing subsidiaries recognised and the amount of minority interest derecognized. Subsequent changes in the fair value of the put option liability are also recognised in this reserve.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves (continued)

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

On 27 February 2008, Board of Directors of the Company decided to distribute dividends amounting to TRY 648,714 (equivalent to $428,959 and $502,334 as at 31 December 2008 and 25 April 2008, respectively), which represented 50% of distributable income. This represents a net cash dividend of full TRY 0.294870 (equivalent to full $0.228334 in full as at 25 April 2008). Dividend distribution was approved at ordinary General Assembly meeting dated 25 April 2008 and dividend distribution was started on 20 May 2008.

	2008		2007		2006
	TRY	USD	TRY	USD*	TRY	USD*

Cash dividends	648,714	502,334	567,040	411,913	509,075	342,166
Stock dividends	-	-	-	-	345,113	231,962
	648,714	502,334	567,040	411,913	854,188	574,128

*USD equivalents of dividends are computed by using the Central Bank of Turkey’s TRY/USD exchange rate on 25 April 2008, 23 March 2007 and 22 May 2006, which are the dates that the General Assembly of Shareholders approved the dividend distribution.

On 3 March 2008, Board of Directors of Inteltek decided to distribute dividends amounting to TRY 152,733 (equivalent to $100,994 and $121,419 as at 31 December 2008 and 28 March 2008, respectively). Dividend distribution was approved at ordinary General Assembly meeting dated 28 March 2008 and dividend distribution was started on 15 April 2008.

22.	Earnings per share
The calculation of basic and diluted earnings per share as at 31 December 2008 were based on the profit attributable to ordinary shareholders for the year ended 31 December 2008, 2007 and 2006 of $1,836,824, $1,350,162 and $875,491, respectively and a weighted average number of shares outstanding during the year ended 31 December 2008, 2007 and 2006 of 2,200,000,000 calculated as follows:

	2008	2007	2006
Numerator:
Net profit for the period	1,836,824	1,350,162	875,491

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.834920	0.613710	0.397951

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Other non-current liabilities
2008
Consideration payable in relation to acquisition of Belarussian Telecom	149,163
Financial liability in relation to put option	77,524
Other non-current liabilities	824
227,511

Consideration payable in relation to acquisition of Belarussian Telecom represents the present value of long-term deferred payments to the seller. Total deferred payments amount to $300,000, of which $100,000 will be paid on 31 December 2010. The present value of this liability amounted to $87,344 as at 31 December 2008. Payment of an additional $100,000 is contingent on financial performance of Belarussian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2015 (note 7). The present value of the contingent consideration is $61,819 as at 31 December 2008.

Minority shareholders in Belarussian Telecom were granted a put option, giving the shareholders the right to sell its entire stake to Beltel at fair value during a specified period (note 7). The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the minority interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as of 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 December 2008.

24.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see note 29.

	2008	2007
Non-current liabilities
Unsecured bank loans	124,405	140,404
Finance lease liabilities	5,615	-
	130,020	140,404
Current liabilities
Current portion of unsecured bank loans	639,599	-
Unsecured bank facility	13,020	494,098
Current portion of finance lease liabilities	3,290	69
Current portion of secured bank loans	-	125,388
	655,909	619,555

Significant portion of the loans are borrowed by Financell.

The EUR denominated loan with carrying amount of $125,388 as at 31 December 2007, whose maturity was June 2008, was paid before its maturity on 24 January 2008.

As at 31 December 2008, the Group is not subject to any financial covenants or ratios with respect to its borrowings.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Loans and borrowings (continued)

Finance lease liabilities are payable as follows:

	2008			2007
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	3,819	529	3,290	72	3	69
Between one and five years	6,086	471	5,615	-	-	-
More than five years	-	-	-	-	-	-
	9,905	1,000	8,905	72	3	69

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				2008			2007

	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2009	Floating	Libor+1.25%	588,000	589,129	-	-	-
Unsecured bank loans	USD	2012	Floating	Libor+2.3%	150,000	151,373	Libor+2.3%	140,226	140,365
Unsecured bank loans	BYR	2020	Floating	RR+2%	16,583	17,350	-	-	-
Unsecured bank loans	USD	2009	Floating	Libor+0.6%	13,000	13,020	-	-	-
Unsecured bank loans	EUR	2008	Floating	-	-	-	Euribor+0.7%	23,494	23,571
Unsecured bank loans	BYR	2010	Floating	½ RR*	5,785	6,152	-	-	-
Unsecured bank loans	USD	2008	Floating	-	-	-	Libor+0.6%	20,500	20,686
Unsecured bank loans	USD	2008	Floating	-	-	-	Libor+0.6%-0.8%	449,000	449,423
Secured bank loans**	EUR	2008	Floating	-	-	-	Euribor+0.8%	117,469	125,388
Other unsecured bank loans				-	-	-	-	-	457
Finance lease liabilities	USD	2009-2011	Fixed	6.9%	9,905	8,905	-	-	-
Finance lease liabilities	USD	2008	Fixed	-	-	-	8.0%	72	69
					783,273	785,929		750,761	759,959

* Refinancing rate of the National Bank of the Republic of Belarus.

** Guarantee of the bank loan is restricted cash deposited at banks amounted to $125,304, which was released on 24 January 2008 due to loan repayment before the maturity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

25.	Employee benefits

International Accounting Standard No. 19 ("IAS 19") "Employee Benefits" requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 6.3%.

Movement in the reserve for employee termination benefits as at 31 December 2008 and 2007 are as follows:

	2008	2007
Balance at 1 January	27,229	17,648
Provision set during the period	6,734	6,184
Payments made during the period	(2,235)	(3,108)
Unwind of discount	1,349	2,303
Effect of change in foreign exchange rate	(6,360)	4,202
Balance at 31 December	26,717	27,229

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated income statement as incurred. The Group incurred $4,182, $1,253 and $1,014 in relation to defined contribution retirement plan for the years ended 31 December 2008, 2007 and 2006, respectively.

26.	Deferred income

Deferred income primarily consists of counters sold but not used by prepaid subscribers and it is classified as current as at 31 December 2008. The amount of deferred income is $250,386 and $324,815 as at 31 December 2008 and 2007, respectively.

27.	Provisions

Non-current provisions:

Site restoration
Balance at 1 January 2008	-
Provision made during the period	5,369
Effect of change in foreign exchange rate	(879)
Balance at 31 December 2008	4,490

Provisions for site restoration at base stations’ locations and future dismantling costs of base station equipment is set in accordance with Belarussian Telecom’s published environmental policy and applicable legal requirements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Provisions (continued)

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2007	9,459	19,775	29,234
Provision made during the period	14,478	41,040	55,518
Provisions used during the period	-	(21,605)	(21,605)
Unwind of discount	-	(93)	(93)
Effect of change in foreign exchange rate	1,957	6,123	8,080
Balance at 31 December 2007	25,894	45,240	71,134

Balance at 1 January 2008	25,894	45,240	71,134
Provision made during the period	51,380	45,610	96,990
Provisions used during the period	(20,592)	(41,662)	(62,254)
Provisions reversed during the period	(6,472)	-	(6,472)
Unwind of discount	-	(52)	(52)
Effect of change in foreign exchange rate	(5,952)	(11,045)	(16,997)
Balance at 31 December 2008	44,258	38,091	82,349

In note 32, under legal proceedings section, detailed explanations are given with respect to legal provisions under the captions "Disputes on Turk Telekom Transmission Lines Leases", "Dispute on Special Communication Taxation Regarding Prepaid Card Sales" and "Inquiry of Information Technologies and Communications Authority on Campaigns".

The bonus provision totalling to $38,091 comprises only the provision for the year ended 31 December 2008 and is planned to be paid in March 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2008 and 2007 is as follows:

	2008	2007
Taxes and withholdings payable	261,962	258,566
Payables to other suppliers	196,645	195,624
Payables to Ericsson companies	106,256	85,689
Consideration payable in relation to acquisition of Belarussian Telecom	93,458	-
Selling and marketing expense accrual	77,646	48,705
Roaming expense accrual	71,149	39,637
License fee accrual	48,837	41,196
Interconnection accrual	37,448	8,256
Information Technologies and Communication Authority share accrual	17,799	21,979
Interconnection payables	16,369	7,284
Deposits and guarantees taken from agents	8,292	8,295
Payables to Turkish Republic of Northern Cyprus Telecommunication authority	1,613	-
Maintenance expense accrual	918	2,228
Payables to Turkish Republic of Northern Cyprus Tax Office	825	3,000
Other	25,204	38,560
	964,421	759,019

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Information Technologies and Communication Authority and personnel income taxes.

Balances due to other suppliers are arising in the ordinary course of business.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Consideration payable in relation to acquisition of Belarussian Telecom represents present value of short-term deferred payments to the seller. Total deferred payment amounts to $300,000, of which $100,000 will be paid on 31 December 2009. The remaining consideration is classified under Other non-current liabilities section (note 23).

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Company which are not yet invoiced.

Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments
        Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2008	2007
Due from related parties-non current	33	45,349	68,871
Other non-current assets	16	7,001	7,671
Available-for-sale financial assets	15	689	28,218
Due from related parties-current	33	64,013	52,482
Trade receivables and accrued income	18	587,385	558,563
Other current assets	19	25,305	169,378
Cash and cash equivalents	20	3,255,225	3,095,095
		3,984,967	3,980,278

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2008	2007
Receivable from subscribers	473,662	443,705
Receivables from distributors and other operators	143,490	137,363
Other	6,753	10,577
	623,905	591,645

Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 31 December 2008 and 31 December 2007 is as follows:

	2008	2007

Balance at 1 January	181,746	133,615
Impairment loss recognised	65,678	35,142
Impairment loss recognised through acquisition of business combination	2,872	-
Write-off	(1,674)	(16,876)
Effect of change in foreign exchange rate	(51,985)	29,865
Balance at 31 December	196,637	181,746

The impairment loss recognised of $65,678 for the year ended 31 December 2008 relates to its estimate of incurred losses in respect of trade receivables.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivable directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	2008							2007
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	amount	cash flows	or less	months	years	years	years	amount	cash flows	or less	months	years	years	years
Non-derivative financial
Liabilities
Secured bank loans								125,388	(127,950)	(127,950)	-	-	-	-
Unsecured bank loans	777,024	(837,416)	(77,901)	(554,363)	(14,114)	(180,890)	(10,148)	634,502	(710,339)	(479,020)	(40,620)	(11,065)	(179,634)	-
Finance lease liabilities	8,905	(9,905)	(1,556)	(2,265)	(2,839)	(3,245)	-	69	(69)	(69)	-	-	-	-
Trade and other payables	869,806	(880,303)	(880,303)	-	-	-	-	758,223	(767,125)	(767,125)	-	-	-	-
Bank overdraft	4,372	(4,372)	(4,372)	-	-	-	-	2,125	(2,125)	(2,125)	-	-	-	-
Due to related parties	21,032	(21,353)	(21,353)	-	-	-	-	17,978	(18,362)	(18,362)	-	-	-	-
Consideration payable in relation to acquisition of Belarussian Telecom	242,621	(300,000)	-	(100,000)	(100,000)	-	(100,000)	-	-	-	-	-	-	-
Financial liability in relation to put option	77,524	(89,165)	-	-	-	(89,165)	-	-	-	-	-	-	-	-

TOTAL	2,001,284	(2,142,514)	(985,485)	(656,628)	(116,953)	(273,300)	(110,148)	1,538,285	(1,625,970)	(1,394,651)	(40,620)	(11,065)	(179,634)	-

Current cash debt coverage ratio as at 31 December 2008 and 2007 is as follows:

	2008	2007

Cash and cash equivalents	3,259,792	3,095,300
Current liabilities	2,105,054	2,237,820
Current cash debt coverage ratio	155%	138%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	2007
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	68,871	770	-
Other non-current assets	5	2,136	-
Other investments	27,920	203	-
Due from related parties-current	6,681	97	-
Trade receivables and accrued income	31,710	2,839	10
Other current assets	4,595	949	3
Cash and cash equivalents	1,806,527	88,416	5,901
	1,946,309	95,410	5,914
Foreign currency denominated liabilities
Loans and borrowings-non current	(140,226)	-	-
Loans and borrowings-current	(469,500)	(96,000)	-
Trade and other payables	(74,706)	(43,799)	(198,919)
Due to related parties	(546)	(700)	-
	(684,978)	(140,499)	(198,919)
Net exposure	1,261,331	(45,089)	(193,005)

	2008
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	45,371	-	-
Other non-current assets	1	-	-
Other investments	403	202	-
Due from related parties-current	15,634	804	-
Trade receivables and accrued income	28,905	9,899	10
Other current assets	1,947	933	-
Cash and cash equivalents	874,103	408,695	1,392
	966,364	420,533	1,402
Foreign currency denominated liabilities
Loans and borrowings-non current	(155,615)	-	-
Other non-current liabilities	(310,899)	-	-
Loans and borrowings-current	(558,174)	-	-
Trade and other payables	(264,586)	(69,877)	(3,091)
Due to related parties	(1,444)	(7,747)	-
	(1,290,718)	(77,624)	(3,091)
Net exposure	(324,354)	342,909	(1,689)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	2008	2007	2008	2007

USD	1.2768	1.3031	1.5123	1.1647
EUR	1.8816	1.7827	2.1408	1.7102
SEK	0.1949	0.1918	0.1945	0.1798
Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments. Changes in the fair values of forward contracts and currency options are also included in the sensitivity analysis if any; however, offsetting changes in the valuation of the underlying transaction are not included.

10% strengthening of the New Turkish Lira against the following currencies as at 31 December 2008 and 31 December 2007 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2008	2007

USD	32,435	(126,133)
EUR	(48,542)	6,621
SEK	22	2,980

10% weakening of the New Turkish Lira against the following currencies as at 31 December 2008 and 31 December 2007 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2008	2007

USD	(32,435)	126,133
EUR	48,542	(6,621)
SEK	(22)	(2,980)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)
        Sensitivity Analysis (continued)

Interest rate risk

As at 31 December 2008 and 2007 the interest rate profile of the Group’s interest-bearing financial instruments was:

		2008		2007
		Effective	Carrying	Effective	Carrying
		interest		interest
	Note	rate	amount	rate	amount
Fixed rate instruments
Time deposits	20
USD		5.7%	932,394	5.7%	1,788,951
EUR		6.2%	595,131	5.8%	132,758
TRY		24.7%	1,572,390	19.5%	985,766
Other		1.7%	5,518	-	880
Restricted cash	19	-	-	4.3%	125,304
Finance lease obligations	24	6.9%	(8,905)	8.3%	(69)

Variable rate instruments
Available-for-sale securities	15
Foreign inv. equity funds		-	-	*	26,480
Gov. bonds, treasury bills
USD		5.6%	403	6.5%	1,440
EUR		5.1%	286	4.7%	298
Secured bank loans	24
EUR floating rate loans		-	-	4.4%	(125,388)
Unsecured bank loans	24
USD floating rate loans		5.6%	(753,522)	6.7%	(610,474)
EUR floating rate loans		-	-	5.3%	(23,571)
BYR floating rate loans		8.1%	(23,502)	-	-
Other		-	-	-	(457)

*Effective interest rate is not calculated for foreign investment equity funds since they have no coupon payments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)
        Sensitivity Analysis (continued)

Interest rate risk (continued)

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2008 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2008 and 2007.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2008
Variable rate instruments	(6,191)	6,191	3	(3)
Cash flow sensitivity (net)	(6,191)	6,191	3	(3)

31 December 2007
Variable rate instruments	(4,898)	4,898	32	(32)
Cash flow sensitivity (net)	(4,898)	4,898	32	(32)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the balance sheet are as follows:

		2008		2007
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Financial assets
Due from related parties-non current	33	45,349	45,349	68,871	68,871
Other non-current assets*	16	7,001	7,001	7,671	7,671
Available-for-sale securities	15	689	689	28,218	28,218
Due from related parties-current	33	64,013	64,013	52,482	52,482
Trade receivables and accrued income	18	587,385	587,385	558,563	558,563
Other current assets*	19	25,305	25,305	169,378	169,378
Cash and cash equivalents	20	3,259,792	3,259,792	3,095,300	3,095,300

Financial liabilities
Loans and borrowings–non current	24	(130,020)	(130,020)	(140,404)	(140,404)
Consideration payable in relation to acquisition of Belarussian Telecom	23-29	(242,621)	(242,621)	-	-
Financial liability in relation to put option	23	(77,524)	(77,524)	-	-
Bank overdrafts	20	(4,372)	(4,372)	(2,125)	(2,125)
Loans and borrowings–current	24	(655,909)	(655,909)	(619,555)	(619,555)
Trade and other payables	28	(869,806)	(869,806)	(758,223)	(758,223)
Due to related parties	33	(21,032)	(21,032)	(17,978)	(17,978)
		1,988,250	1,988,250	2,442,198	2,442,198
Unrecognized gain			-		-

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The methods used in determining the fair values of financial instruments are discussed in note 4.

30.	Operating leases

The Company entered into various operating lease agreements. For the year ended 31 December 2008, 2007 and 2006, total rent expenses for operating leases were $263,805, $206,543 and $149,734, respectively.

31.	Guarantees and purchase obligations

As at 31 December 2008, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory, purchase of sponsorship and advertisement services and 3G license amount to $847,009 (31 December 2007: $139,540). Out of total purchase commitments $563,893 represents commitments in relation to property, plant and equipment and intangible assets.

As at 31 December 2008, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 330,907 (equivalent to $218,811 as at 31 December 2008) (31 December 2007: TRY 243,267 equivalent to $208,867 as at 31 December 2007).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the Information Technologies and Communications Authority (former name of the Telecommunications Authority), and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company's GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company's rights thereunder, or could otherwise adversely affect the Company's regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License's effective date.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: Information Technologies and Communications Authority sets the initial maximum tariffs in TRY and USD. Thereafter, the revised License provides that the Information Technologies and Communications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the Information Technologies and Communications Authority, Suspension and Termination:

The revised License is not transferable without the approval of the Information Technologies and Communications Authority. In addition, the License Agreement gives the Information Technologies and Communications Authority certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the Information Technologies and Communications Authority.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)
        License Agreements (continued)

Rights of the Information Technologies and Communications Authority, Suspension and Termination: (continued)

The Information Technologies and Communications Authority may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the Information Technologies and Communications Authority may operate the Company’s GSM network.

The Company is entitled to any revenues collected during such period and the Licensee's term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay’s approval on 10 March 2006.

Belarussian Telecom:

Belarussian Telecom owns a license issued on 18 March 2005 for a period of 10 years and is valid till 18 March 2015. Based on the SPA dated 29 July 2008 between the State Committee on Property of the Republic of Belarus ("the seller"), Beltel and the Company, the seller granted an extention on the license to render standard GSM services until 26 August 2018. Besides, the license shall be extended for an additional ten years and the seller shall provide relevant official documents for such evidency authorization until 31 December 2009.

Under its license, Belarussian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2017. However, Belarussian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, one is for DCS–1800. As at 31 December 2008, Astelit owns twenty GSM–900, DCS 1800, D-AMPS and Radiorelay frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns four licenses for local fixed line phone connection with wireless access using D-AMPS standard.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 10 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)
        License Agreements (continued)

Tellcom Iletisim Hizmetleri AS :

Tellcom Iletisim Hizmetleri AS ("Tellcom") acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Infrastructure License and Internet Service Provider License. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

Superonline:

Superonline acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Satellite License and Internet Service Provider License. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu ("GSGM") on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, that expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract but to be valid for one year utmost until the operation started as a result of the new tender.

On 28 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek, gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate is 1% of gross takings), will be applicable starting from March 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)
        License Agreements (continued)

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System ("Mobile Communication License Agreement") with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS ("Telsim"), Vodafone Telekomunikasyon AS ("Vodafone"), Avea Iletisim Hizmetleri AS ("Avea"), Milleni.com GMBH ("Milleni.com") and Globalstar Avrasya Uydu Ses ve Data Iletisim AS ("Globalstar"). The Access and Interconnection Regulation (the "Regulation") became effective when it was issued by the Information Technologies and Communications Authority on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the Information Technologies and Communications Authority may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) were obliged to renew their interconnection agreements within two months following the issuance of the Regulation. As a result of intervention by the Information Technologies and Communications Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. The interconnection agreement with Avea (formerly TT&TIM) was last renewed on 20 January 2006. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)
        Interconnection Agreements (continued)

On 21 February 2005, Tellcom and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company’s switch and the Company may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations.

In addition, the Information Technologies and Communications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Information Technologies and Communications Authority has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage, interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

On 16 January 2007, Information Technologies and Communications Authority published "Standard Interconnection Reference Tariffs" for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TRY 0.140/minute (equivalent to full $0.093/minute as at 31 December 2008) between 1 January 2007 and 28 February 2007. From 1 March 2007, the fee is full TRY 0.136/minute (equivalent to full $0.090/minute as at 31 December 2008). These "Standard Interconnection Reference Tariffs" were not necessarily directly applicable to the Company’s interconnection agreements unless explicitly stated by the Information Technologies and Communications Authority at the end of the settlement procedure. However, full TRY 0.136/minute (equivalent to full $0.090/minute as at 31 December 2008) has been started to be applied between Turk Telekom and the Company starting from 1 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)
        Interconnection Agreements (continued)

On 1 April 2008, Information Technologies and Communications Authority published "Standard Interconnection Reference Tariffs" for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TRY 0.091/minute (equivalent to full $0.060/minute as at 31 December 2008) effective from 1 April 2008. These "Standard Interconnection Reference Tariffs" are not necessarily directly applicable to the Company’s current or future interconnection agreements unless explicitly stated by the Information Technologies and Communications Authority at the end of the settlement procedure. The Company has recognized interconnection revenues and cost in accordance with "Standard Interconnection Reference Tariffs" starting from 1 April 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.  Contingencies (continued)

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,023 (equivalent to $1,999 as at 31 December 2008) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $19,882 as at 31 December 2008).

The Company did not agree with Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company will appeal the decision. As at 31 December 2008, based on the management opinion, the Company recorded a provision of TRY 66,497 (equivalent to $43,971 as at 31 December 2008).

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Information Technologies and Communications Authority have been subject to several lawsuits. On 26 November 2001, the Company initiated an arbitration suit in International Chamber of Commerce ("ICC") against Turkish Ministry and Information Technologies and Communications Authority. On 25 November 2003, ICC rendered a decision stating that the case is not under its jurisdiction. The Company initiated a lawsuit for the annulment of this decision. The First Instance Court rejected the case and the Company appealed against said decision. The Supreme Court annulled the decision of the First Instance Court in favor of the Company. On 13 September 2006, local court decided to execute the Supreme Court’s decision. On 22 May 2007, the Court rejected the case. The Company appealed the decision.

In a letter dated 14 March 2002, the Information Technologies and Communications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless, the Information Technologies and Communications Authority declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Information Technologies and Communications Authority. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Information Technologies and Communications Authority appealed the decision. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)
        Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

The Information Technologies and Communications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $14,430 as at 31 December 2008). On 7 April 2004, the Company made the related payment. On 3 January 2005, with respect to the Danistay’s injunction, Information Technologies and Communications Authority paid back nominal amount of TRY 21,822 (equivalent to $14,430 as at 31 December 2008). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Information Technologies and Communications Authority appealed the decision. The case is still pending. Based on the management opinion, the Company has not recorded any accrual as at 31 December 2008.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. On 23 July 2007, the Court sent the file to expert the examination. Expert report has been sent to the Court. The expert report is in favor of the Company. On 29 December 2008, the Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International N.V. Based on the management opinion, the Company has not recorded any accrual as at 31 December 2008

Investigation of the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TRY 6,973 (equivalent to $4,611 as at 31 December 2008) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay rejected the injunction request of the Company. The Company has objected to this rejection decision. Danistay rejected the Company’s objection request. The Company appealed the decision.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $4,611 as at 31 December 2008) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order. The Court rejected the Company’s injunction request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Competition Board (continued)

The Company has objected to such decision, however, objection is rejected. The court dismissed the lawsuit, and the Company appealed this decision. The Company ceased to accrue for TRY 6,973 (equivalent to $4,611 as at 31 December 2008) on its consolidated financial statements as at and for the period ended 31 December 2008 due to the aforesaid payment on 25 September 2006

Investigation of the Information Technologies and Communications Authority on International Voice Traffic

In May 2003, the Company was informed that the Information Technologies and Communications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Information Technologies and Communications Authority fined the Company a nominal amount of approximately TRY 31,731 (equivalent to $20,982 as at 31 December 2008). On 9 April 2004, the Company made the related payment. With respect to the Danistay’s injunction on 5 November 2004, Information Technologies and Communications Authority paid back the nominal amount. Information Technologies and Communications Authority appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of Information Technologies and Communications Authority. On 26 December 2006, Danistay decided to accept the Company’s claim and annul the decision of and the penalty given by the Information Technologies and Communications Authority. Information Technologies and Communications Authority appealed the decision and the appeal process is pending.

On 2 March 2005, Turk Telekom notified the Company that it has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,149 (equivalent to $144,911 as at 31 December 2008) of principal and nominal amount of TRY 178,364 (equivalent to $117,942 as at 31 December 2008) of interest, which make a sum of nominal amount of TRY 397,513 (equivalent to $262,853 as at 31 December 2008) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $298,176 as at 31 December 2008) of which TRY 219,149 (equivalent to $144,911 as at 31 December 2008) is principal and TRY 231,782 (equivalent to $153,265 as at 31 December 2008) is interest charged until 30 June 2005. The Court sent the file to expert examination. According to the expertise report filed in October 2007, interconnection agreement between the Company and Milleni.com damaged Turk Telekom’s interest amounting to TRY 288,400 (equivalent to $190,703 as at 31 December 2008) or TRY 279,227 (equivalent to $184,637 as at 31 December 2008). The Company objected to the expertise report. On 6 November 2007, the Court ruled to obtain an additional expertise report. Additional expertise report has been sent to the parties and the report is consistent with the previous expertise report. The Company objected to the additional expertise report. The Company requested another expertise report. On 27 November 2008, the Court ruled to obtain an additional expertise report. Management believes that the aforementioned request has no legal basis. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court. The case is still pending.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, the Company calculated the special communication tax on post-discounted amounts. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special communication tax declarations and requesting a special communication tax payment amounting to nominal amount of TRY 6,992 (equivalent to $4,623 as at 31 December 2008) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $6,530 as at 31 December 2008). The tax court accepted the Company’s request for cancellation of special communication tax declarations. The tax office appealed this decision. Danistay did not accept the Tax Court decision. The Company applied for the correction of the decision. On 25 June 2007, Danistay rejected the correction of decision. On 28 September 2007, Local Court complied with Danistay’s decision and rejected the lawsuit for the principle tax amount and accepted the part of the case related to the tax penalty saying that the penalty was excessively applied than it was required. The Company appealed the decision.

On 3 December 2007, Tax Office delivered a notice to the Company requesting a special communication tax payment amounting to nominal amount of TRY 6,992 (equivalent to $4,623 as at 31 December 2008), a tax penalty of a nominal amount of TRY 6,992 (equivalent to $4,623 as at 31 December 2008) and accrued interest of nominal amount of TRY 16,813 (equivalent to $11,118 as at 31 December 2008). The Company made the related payment with respect to special communication tax and tax penalty totaling to a nominal amount of TRY 13,984 (equivalent to $9,246 as at 31 December 2008) on 28 December 2007. Besides, the Company filed a lawsuit on 28 December 2007 for the cancellation of accrued interest amounting to nominal amount of TRY 16,813 (equivalent to $11,118 as at 31 December 2008) with respect to Local Court decision dated 28 September 2007. The Court rejected the Company’s injunction request. The Company objected to the decision, however, the objection request was not accepted. As a result of the settlement between the Company and the Tax Office, the Company decided to withdraw its request.

The Company filed a lawsuit on 28 January 2008 for the cancellation of Tax Office decision with respect to the Company’s aforementioned payment not to be deemed as a special communication tax and tax penalty. The Court rejected the Company’s cancellation request. The Company objected to the decision. As a result of the settlement between the Company and the Tax Office, the Company decided to withdraw its request.

The Company filed a lawsuit on 12 February 2008 against the Tax Office for the cancellation of the payment orders issued by the Tax Office for the above mentioned tax payments and requested preliminary injunction. The Court rejected the Company’s cancellation request. The Company objected to the decision. As a result of the settlement between the Company and the Tax Office, the Company decided to withdraw its request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales (continued)

The Law on the Settlement Procedure and Collection of Certain Public Receivables numbered 5736 was put into force on 27 February 2008 following its approval by the Grand National Assembly General Committee. The law provides a new settlement opportunity and easy payment conditions for the tax debts of taxpayers. It has been stipulated that tax receivables assessed additionally, arbitrarily or by the administration, yet whose period allowed for settlement or initiating litigation has not ended as of the effective date of the Code, or for which settlement has been requested, and the settlement meeting has not been held yet or has been held but the period allowed for accepting the final offer has not ended, and receivables that have been subject to a litigation and not yet final; shall be subject to a new settlement and the settled amount shall be divided into installments under convenient conditions. On 26 March 2008, the Company submitted a written application to the Tax Offices for the dispute on special communication taxation regarding prepaid card sales.

According to the settlement made with Tax Offices Coordination Settlement Commission under Ministry of Finance Revenue Administration ("Settlement Commission") on 18 November 2008, the special communication tax and penalty regarding the dispute paid by the Company amounted to TRY 13,984 (equivalent to $9,246 as at 31 December 2008) was settled at TRY 2,750 (equivalent to $1,818 as at 31 December 2008). In addition, the late payment interest in which the Company had a provision of TRY 16,813 (equivalent to $11,118 as at 31 December 2008) settled at TRY 7,044 (equivalent to $4,658 as at 31 December 2008). The Company deducted these settlement gains from its monthly special communication tax payments.

As at 31 December 2008, the Company filed a lawsuit against the Tax Office for the cancellation of the tax assessment, applied for the year 2003 amounted to TRY 47,130 (equivalent to $31,165 as at 31 December 2008), on the ground that accruals regarding special communication tax during the sales of prepaid simcards performed by the Company are miscalculated. The Company management believes that the subject amount will also be settled with Settlement Commission and will not lead to a financial risk.  Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2008.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

The tender on fixed odds betting tender related to establishment and operation of risk management center head agency held by GSGM and the Fixed Odds Betting Contract dated 2 October 2003 signed as a result of the said tender between GSGM and Inteltek were challenged by Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi ("Reklam Departmani") and Gtech Avrasya Teknik Hizmet ve Musavirlik AS ("Gtech") with the claim of suspension of execution and annulment.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency (continued)

For the lawsuit initiated by Gtech, Council of State decided for the suspension of the tender. Following this decision, the Fixed Odds Betting Contract dated 2 October 2003 between GSGM and Inteltek was terminated by GSGM based on the said decision of Council of State and the Code numbered 5583 came into effect which allowed Spor Toto to hold a new tender and sign a new contract which would be valid until 1 March 2008. On 15 March 2007, GSGM held a new tender, at which Inteltek became the preferred bidder and reacquired the right to operate until 1 March 2008. On the other hand, Inteltek initiated two lawsuits against GSGM on the ground that the termination of the Fixed Odds Betting Contract dated 2 October 2003 was unjustified and to determine that the aforementioned contract is valid under law and is in force. The court decided to reject Inteltek’s claim on 10 July 2007. Inteltek appealed the court’s decision. Inteltek’s appeal was rejected by the Court on 5 February 2008 and Inteltek applied for correction of decision. The Supreme Court rejected the appeal. Inteltek appealed the decision. The Supreme Court decided to approve the decision.

On 27 February 2008, the Turkish parliament passed a new law that allowed Spor Toto to sign a new Fixed Odds Betting Contract with Inteltek, having the same terms and conditions with the latest contracts signed with Spor Toto and to be valid for up to one year, until operations start under the new tender which Spor Toto is allowed to hold in accordance with the same law. Inteltek signed a new Fixed Odds Betting contract with Spor Toto, which took effect on 1 March 2008.

On 28 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek, gave the best offer with 1.4% for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate will be applicable starting from March 2009.

Based on the management opinion, the Company has not recorded any accruals with respect to these matters in its consolidated financial statements as at and for the period ended 31 December 2008.

Dispute with Spor Toto I

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,177 as at 31 December 2008) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto I (continued)

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto on behalf of GSGM. In this lawsuit, Spor Toto has requested from the Court to determine if Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TRY 1,527 (equivalent to $1,010 as at 31 December 2008) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GSGM and Inteltek is not responsible for the uncollected amount of TRY 1,527 (equivalent to $1,010 as at 31 December 2008) and also rejected the demand of GSGM that the reconciliation period should be six-month independent periods. GSGM appealed the Court’s decision. Supreme Court rejected the appeal request of GSGM. Following the Supreme Court’s decision, GSGM applied for the correction of the decision. GSGM’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued amount of TRY 3,292 (equivalent to $2,177 as at 31 December 2008) and its overdue interest accrual amount of total TRY 1,894 (equivalent to $1,252 as at 31 December 2008). Furthermore, Inteltek reclaimed TRY 2,344 (equivalent to $1,550 as at 31 December 2008) principal and TRY 977 (equivalent to $646 as at 31 December 2008) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 3 December 2008, the Court ruled to obtain an expertise report. The case is still pending. The Company has not recorded any income accruals with respect to latter lawsuit in its consolidated financial statements as at and for the period ended 31 December 2008.

Dispute with Spor Toto II

On 29 January 2007, Spor Toto sent a letter to Inteltek claiming that duplicate payments have been made to Inteltek under the two separate agreements that Inteltek operates under and it would keep these duplicate payments in an escrow account until settlement of this issue. Following this letter, on 27 February 2007, Inteltek initiated a lawsuit against Spor Toto stating that all payments made with respect to the contracts between Inteltek and Spor Toto are valid under law. The Supreme Court’s investigation report resulted in favor of Inteltek and whereon as at 31 December 2008 Spor Toto released the deducted amount of TRY 2,494 (equivalent to $1,649 as at 31 December 2008) for the period between 26 December 2006 and 26 March 2007. Therefore, on 29 April 2008 the Court decided that there is no need to render a verdict on this case. Such decision has been appealed by Inteltek.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection rates determined by the Information Technologies and Communications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Information Technologies and Communications Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,109 (equivalent to $17,264 as at 31 December 2008) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed this decision. On 11 December 2007, Supreme Court approved the local court decision. Telsim applied for the correction of the decision. Supreme Court rejected Telsim’s request and the decision has been finalized.

There has been a disagreement between the Company and Avea with respect to interconnection rates applied between March 2005 and July 2006. Avea raised an objection on the invoices the Company had issued during the said period claiming that the Company had not applied the reference interconnection rates determined by the Information Technologies and Communications Authority, and had charged interconnection fees exceeding the ceiling rates approved by Information Technologies and Communications Authority. Between March 2005 and July 2006, Avea issued return invoices amounting to TRY 78,030 (equivalent to $51,597 as at 31 December 2008) which represents the amount exceeding the ceiling rates approved by Information Technologies and Communications Authority and the Company booked such invoices as a reduction of revenue. The Company management believes that the Interconnection Agreement signed between the Company and Avea on 9 March 2001 should be binding with respect to tarifing instead of the reference interconnection rates determined by the Information Technologies and Communications Authority. A similar case with Telsim, at which Telsim was claiming that the Company should have applied the reference interconnection rates determined by the Information Technologies and Communications Authority was rejected on 6 April 2007 and approved by Supreme Court on 11 December 2007. Therefore, in November 2007, the Company issued return invoices including taxes amounting to TRY 78,030 (equivalent to $51,597 as at 31 December 2008) and recognized revenue amounting to TRY 54,566 (equivalent to $36,081 as at 31 December 2008) in its consolidated financial statements for the year ended 31 December 2007.

Dispute with Iranian Ministry in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006. The Company has initiated an arbitration process against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Information Technologies and Communications Authority with respect to temporary set call termination fees

The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the Information Technologies and Communications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Information Technologies and Communications Authority, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005.

On 7 October 2005, the Company filed a lawsuit against Information Technologies and Communications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the Court rejected the Company’s preliminary injunction request. The Company has appealed this decision. The appeal request has been rejected. On 4 July 2007, the Court decided that the lawsuit is not under its jurisdiction. Danistay rejected injunction request of the Company and the Company objected to the decision. On 1 June 2006, Information Technologies and Communications Authority issued reference call termination fees for the Company and Turk Telekom. In addition, on 26 July 2006, Information Technologies and Communications Authority issued final call termination fees for the Company and Turk Telekom.

On 10 July 2006 and 14 August 2006, the Company filed two lawsuits before Ankara Administrative Court for the injunction and cancellation of reference call termination fees together with the final termination fees set as full TRY 0.140/minute (equivalent to full $0.093/minute as at 31 December 2008) for calls terminating on Turk Telekom and the Company’s network through the decisions of Information Technologies and Communications Authority dated 1 June 2006 and 26 July 2006. On 9 October 2006, the Administrative Court rejected injunction request of the Company dated 10 July 2006. The Company objected to this decision. On 22 November 2006, Administrative Court has rejected the objection request. The Court decided that the lawsuit is not under its jurisdiction and transferred the file to Danistay. On 21 September 2007, Danistay rejected the injunction request of the Company dated 14 August 2006 and the Company objected to the decision. However, such objection was also rejected.

On 12 September 2007, the Company filed another lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Turk Telekom which have been set as TRY 0.140/minute (equivalent to full $0.093/minute as at 31 December 2008) between 1 January 2007 and 28 February 2007 and full TRY 0.136/minute (equivalent to full $0.090/minute as at 31 December 2008) starting from 1 March 2007. The Court rejected the injunction request of the Company. The Company objected to the decision and the objection was rejected by the Court.

On 22 October 2008, the Company filed another lawsuit against the part of Information Technologies and Communications Authority’s "Standard Interconnection Reference Tariffs" that determines reference fee for the Company is TRY 0.091/minute (equivalent to full $0.060/minute as at 31 December 2008) for Turk Telekom, Vodafone and Avea, together with and the decision declared on 26 August 2008 that Interconnection fee between the Company and Vodafone is determined TRY 0.091/minute (equivalent to full $0.060/minute as at 31 December 2008). The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Information Technologies and Communications Authority with respect to temporary set call termination fees (continued)

On 27 October 2008, the Company filed another lawsuit against the part of Information Technologies and Communications Authority’s "Standard Interconnection Reference Tariffs" that determines reference fee for the Company is TRY 0.091/minute (equivalent to full $0.060/minute as at 31 December 2008) for Turk Telekom, Vodafone and Avea, together with and the decision declared on 26 August 2008 that Interconnection fee between Company and Avea is determined TRY 0.091/minute (equivalent to full $0.060/minute as at 31 December 2008). The case is still pending.

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on 1 June 2006 by Information Technologies and Communications Authority. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On 14 August 2006, the Company filed a lawsuit with the Ankara Administrative Court for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.140/minute (equivalent to full $0.093/minute as at 31 December 2008) for calls terminating on the Company’s network. On 19 December 2006, the Ankara Administrative Court dismissed the case, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 21 September 2007, the Court rejected the injunction request of the Company. The Company objected to this decision. On 26 September 2007, the Company filed a lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.136/minute (equivalent to full $0.090/minute as at 31 December 2008) for calls terminating on the Company’s network. The court rejected the Company’s injunction request and the Company objected to this decision. The case is still pending.

Additionally, on 23 August 2006, the Company also filed a lawsuit with the Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between 1 March-24 May 2006) which have been set as full TRY 0.140/minute (equivalent to full $0.093/minute as at 31 December 2008) for calls terminating and full TRY 0.0297/unit (equivalent to full $0.0196/unit as at 31 December 2008) for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on 29 August 2006, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 1 May 2007, the Court rejected the injunction request of the Company and the Company objected to this decision. The Court rejected this objection of the Company. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Turk Telekom with respect to call termination fees

As mentioned above, Information Technologies and Communications Authority has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $7,915 as at 31 December 2008) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The file is under expert examination. The case is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Information Technologies and Communications Authority for the period between November 2005 and October 2006 amounting to nominal amount of TRY 23,726 (equivalent to $15,689 as at 31 December 2008) including principal, interest and penalty on late payment. The file is currently under expert examination. The Court decided to consolidate this lawsuit and the lawsuit explained in the foregoing paragraph. The case is still pending.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Information Technologies and Communications Authority for the period between November 2006 and 1 March 2007 amounting to nominal amount of TRY 6,836 (equivalent to $4,520 as at 31 December 2008) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

Dispute with Avea on SMS interconnection termination fees

On 28 February 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $8,117 as at 31 December 2008) for the period between February 2005 and December 2005 with its accrued interest till payment. On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea, and the Company should pay Avea’s losses amounting to nominal amount of TRY 12,275 (equivalent to $8,117 as at 31 December 2008) for the period between February 2005 and December 2005 with its accrued interest till payment. The Company appealed the decision. The Supreme Court rejected the Company’s request and the Company applied for the correction of the decision. Such request rejected and the decision was finalized.

The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006 in order not to be under legal action for collection and additional interest charge.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees (continued)

On 22 December 2006, Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 6,480 (equivalent to $4,285 as at 31 December 2008) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. An accrual including with the late payment interest amounting to TRY 11,040 (equivalent to $7,300 as at 31 December 2008) has been provided related to this dispute in the consolidated financial statements as at 31 December 2008.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

The Company has also applied to the Information Technologies and Communications Authority to set SMS interconnection prices between the Company and Avea. On 7 March 2007, the Information Technologies and Communications Authority determined the SMS termination fees between the Company and Avea effective from 23 March 2007.

Dispute on value added taxation with respect to roaming services

The Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 19,791 (equivalent to $13,087 as at 31 December 2008) for VAT and penalty fee. Moreover, the Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years 2001 and 2002 amounting to nominal amount of TRY 15,972 (equivalent to $10,561 as at 31 December 2008) and TRY 23,863 (equivalent to $15,779 as at 31 December 2008) for VAT and penalty fee, respectively.

Management decided not to pay such amounts and initiated judicial processes on 6 April 2006 for VAT and penalty fee for the year 2000 and on 13 July 2006 for VAT and penalty fees for the years 2001 and 2002. On 28 June 2007, the Court rejected the case. The Company appealed this decision. Danistay accepted the Company’s injunction request on 17 January 2008. The appeal process is still pending.

On the same subject, Tax Office issued the Company tax assessment notes; and the Company initiated lawsuits for cancellation of such notes. On 22 November 2007, the Court rejected such lawsuits and the Company appealed these decisions. Danistay rejected the Company’s injunction request and the appeal process is still pending.

On 4 October 2007, the Company initiated a lawsuit requesting injunction and cancellation of payment requests for aforementioned VAT tax and tax penalty amounts. The injunction request of the Company has been rejected. The Company objected to the decision. Administrative Court rejected the Company’s objection. On 2 April 2008, the Court accepted the injunction request of cancellation of payment notices. Appeal request of the Tax office to the above mentioned decision was rejected by the Istanbul Administrative Court. Management believes that the Company will prevail in this matter. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on value added taxation with respect to roaming services (continued)

The Law on the Settlement Procedure and Collection of Certain Public Receivables numbered 5736 was put into force on 27 February 2008 following its approval by the Grand National Assembly General Committee. The law provides a new settlement opportunity and easy payment conditions for the tax debts of taxpayers. It has been stipulated that tax receivables assessed additionally, arbitrarily or by the administration, yet whose period allowed for settlement or initiating litigation has not ended as of the effective date of the Code, or for which settlement has been requested, and the settlement meeting has not been held yet or has been held but the period allowed for accepting the final offer has not ended, and receivables that have been subject to a litigation and not yet final; shall be subject to a new settlement and the settled amount shall be divided into installments under convenient conditions. On 26 March 2008, the Company submitted a written application to the Tax Offices for the dispute on value added taxation with respect to roaming services.

On 18 November 2008, Settlement Commission decided the VAT, late payment interest and duty charge amounts as TRY 2,000 (equivalent to $1,322 as at 31 December 2008), TRY 6,381 (equivalent to $4,219 as at 31 December 2008) and TRY 175 (equivalent to $116 as at 31 December 2008), respectively. TRY 17,588 (equivalent to $11,630 as at 31 December 2008) portion of gain on settlement was deducted in November 2008 VAT declaration based on the payment made amounted to TRY 19,588 (equivalent to $12,952 as at 31 December 2008) in October 2007 related to original VAT of the aforementioned transactions. Late payment interest and fee amounts which were TRY 6,381 (equivalent to $4,219 as at 31 December 2008) and TRY 175 (equivalent to $116 as at 31 December 2008), respectively were declared in November 2008 VAT declaration and paid in December 2008.

Dispute on ongoing license fee based on the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for ongoing license fee stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, following the license agreement amended pursuant to the Law, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized starting from 21 July 2005 until 10 March 2006 and the amount which will accrue in compliance with the Law totalling TRY 111,316 (equivalent to $73,607 as at 31 December 2008) including interest of TRY 8,667 (equivalent to $5,731 as at 31 December 2008). On 9 May 2007, the Court decided that the case is not under its jurisdiction and the Company appealed for this decision. The file was sent to the Supreme Court due to our appeal request. On 13 March 2008, the Supreme Court decided in line with the Local Court decision and the Company applied for the correction of the decision. The appeal request was rejected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on ongoing license fee based on the amended license agreement (continued)

Also, on 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TRY 102,649 (equivalent to $67,876 as at 31 December 2008) and interest amounting to TRY 68,276 (equivalent to $45,147 as at 31 December 2008) till to the date the case is filed. The Administrative Court rejected the case, and the Company appealed the decision.

The above-mentioned enacted law dated 3 July 2005 also assigned Information Technologies and Communications Authority for the revision of license agreement according to new regulation. However, Information Technologies and Communications Authority did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has also initiated a lawsuit against the Information Technologies and Communications Authority before Administrative Court for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TRY 102,649 (equivalent to $67,876 as at 31 December 2008). On 22 March 2007, the Court decided that the case is not under its jurisdiction. On 12 March 2008, the Company decided to withdraw from its appeal against the Information Technologies and Communications Authority regarding principal amounting to TRY 102,649 (equivalent to $67,876 as at 31 December 2008). On 21 March 2008, the Court decided to dismiss the case as a result of the Company’s withdrawal.

Dispute on Information Technologies and Communications Authority fee payment based on the amended license agreement

Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as Information Technologies and Communications Authority Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision and the Court rejected the Company’s objection request.

On 21 June 2006, Information Technologies and Communications Authority notified the Company that the Information Technologies and Communications Authority Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, Information Technologies and Communications Authority requested the Company to pay additional TRY 4,011 (equivalent to $2,652 as at 31 December 2008). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of Information Technologies and Communications Authority. On 30 May 2007, the Court rejected the Company’s injunction request. The Company objected to the decision. Ankara Regional Administrative Court rejected the objection request of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Information Technologies and Communications Authority fee payment based on the amended license agreement (continued)

On 2 October 2007, the Company filed a lawsuit claiming that Information Technologies and Communications Authority fee for the year 2006 which had been already paid in April 2007 should have been calculated according to the previous license agreement which was valid between 1 January 2006 and 9 March 2006. The Court rejected the Company’s injunction request. The Company objected to the decision and the Administrative Court rejected the Company’s objection request.

Dispute on receivables from Avea regarding call termination fees

Based on the 21st Article of the Access and Interconnection Regulation, the operators may retrospectively apply the final call termination fees determined by Information Technologies and Communications Authority under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TRY 32,334 (equivalent to $21,381 as at 31 December 2008) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by Information Technologies and Communications Authority on June 2006. On 20 February 2007, the court has dismissed the case. The Company appealed the said decision.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera Hoding BV filed a lawsuit with an injunction request for the purpose of determination of the invalidity of the Company’s General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TRY 8,136 (equivalent to $5,380 as at 31 December 2008) including interest. The case is still pending.

Dispute on Turk Telekom Interconnect Costs

On 26 April 2007, Turk Telekom initiated a lawsuit against the Company claiming that interconnect costs declared by the Information Technologies and Communications Authority for the determination of Standard Reference Interconnection Tariffs do not reflect the actual costs. On 19 December 2007, the Court rejected the case. Turk Telekom appealed the decision and the appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 "Committees Responsible for Auditing" of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. In March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB. The court rejected the Company’s suspension of execution request. The Company objected to the decision. On 15 August 2007, the Local Ankara Administrative Court accepted the Company’s objection request and suspended the said decision of CMB. However, on 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision. On 9 April 2008, State of Council rejected the injunction request of the Company. The appeal process is still pending.

On 15 October 2008, the CMB decided on an administrative penalty amounting to TRY 11 (equivalent to $7 as at 31 December 2008) since the Company did not fulfil the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Council of State seeking to suspend the execution and to annul the decision of the CMB with respect to the administrative penalty. The Council of State rendered a lack of jurisdiction decision on the ground that the Administrative Court of Ankara is not designated.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the Information Technologies and Communications Authority claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the Information Technologies and Communications Authority on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. The Court rejected the Company’s injunction request and the Company objected to the decision. The Court rejected the Company’s objection request. Avea and Vodafone requested to participate in the case as interveners and the Court accepted this request. The case is still pending.

Inquiry of Information Technologies and Communications Authority on Campaigns

According to the decision of Information Technologies and Communications Authority dated 15 March 2007, a pre-inquiry has been decided to start regarding the campaigns in which free minutes or counters are given to the new subscribers in the introduction sets in order to determine their conformity with telecommunications legislation. Information Technologies and Communications Authority decided to make an investigation on this issue. Investigation report has been notified to the Company and legal arguments of the Company have been requested. The Company submitted its legal arguments to the Information Technologies and Communications Authority on 20 October 2007.

On 21 May 2008, Information Technologies and Communications Authority decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TRY 32,088 (equivalent to $21,218 as at 31 December 2008). The Company has benefited from the early payment option and deserved a 25% discount and paid TRY 24,066 (equivalent to $15,914 as at 31 December 2008) on 1 August 2008. On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the Information Technologies and Communications Authority’s decision. The Court rejected the Company’s injunction request. The Company objected to the decision, however, the Court rejected the Company’s request. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund ("SDIF") requested TRY 15,149 (equivalent to $10,017 as at 31 December 2008) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Danistay accepted the injunction request of the Company. SDIF objected to injunction decision of Danistay. The case is still pending. SDIF issued payment orders for the above mentioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. The Court accepted the injunction request of the Company. SDIF objected the decision. On 6 February 2008, the Court accepted the Company’s suspension of execution request. SDIF objected to this decision and such objection request was also rejected by the Court. The case is still pending.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2008.

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts given to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 2007, the Company started to deduct discounts given to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TRY 51,254 (equivalent to $33,891 as at 31 December 2008). In a letter dated 23 February 2007, the Company requested ongoing license fee amounting to TRY 46,129 (equivalent to $30,503 as at 31 December 2008) and interest accrued amounting to TRY 5,020 (equivalent to $3,319 as at 31 December 2008) from Turkish Treasury and universal service fund amounting to TRY 5,125 (equivalent to $3,389 as at 31 December 2008) and interest accrued amounting to TRY 558 (equivalent to $369 as at 31 December 2008) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from existing ongoing monthly payments. As at 31 December 2007, the Company deducted TRY 51,254 (equivalent to $33,891 as at 31 December 2008) from existing monthly ongoing license fee and universal service fund payments.

Turkish Treasury send a letter to the Company dated 17 July 2007 and rejected deducting ongoing licensee fees that relates to 2006 from current year payments. Accordingly, TRY 2,960 (equivalent to $1,957 as at 31 December 2008) that is deducted from ongoing license fee payment for May 2007 has been requested from the Company. The Company has not made the related payment and continued to deduct ongoing license fee and universal service fee amount related to discounts given to distributors for the year 2006.

Besides, the Company filed two lawsuits on ICC in order to determine that the Company is not obliged to pay ongoing license fee and Information Technologies and Communications Authority Fee in accordance with the 8th and 9th Articles of the License, respectively, on discounts given to distributors.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Information Technologies and Communications Authority on Tariffs

Between October 2007 and February 2008, Information Technologies and Communications Authority made announcements about its decision to control retail pricing for mobile operators, setting a lower ceiling for off-net calling prices for all operators and asking the Company to set its on-net prices to be not lower than its lowest interconnect rate. The Company filed lawsuits before Danistay requesting an injunction and annulment of the aforementioned decision on the ground that said decision is violating Telecommunications Law, Competition Law and License Agreement between the Company and Information Technologies and Communications Authority. On 26 May 2008, Danistay accepted the injunction request of the Company with respect to set its on-net prices to be not lower than its lowest interconnect rate and rejected the injunction request of the Company about Information Technologies and Communications Authority’s decision to control retail pricing for mobile operators, setting a lower ceiling for off-net calling prices for all operators. Information Technologies and Communications Authority objected to the decision. The Court rejected the objection request of Information Technologies and Communications Authority. Information Technologies and Communications Authority objected to the decision. Danistay rejected the Information Technologies and Communications Authority’s request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2008 and 2007, none of the Group’s directors and executive officers has outstanding personnel loans from the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $7,912, $12,439 and $3,899 for the year ended 31 December 2008, 2007 and 2006, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values. None of these balances are secured.

Other related party transactions:

Due from related parties – long term
	2008	2007
Digital Platform Iletisim Hizmetleri AS ("Digital Platform")	40,690	64,220
Other	4,659	4,651
	45,349	68,871
Due from related parties – short term
	2008	2007
Digital Platform	19,356	6,960
KVK Teknoloji Urunleri AS ("KVK Teknoloji")	18,394	5,612
A-Tel	18,126	27,470
Superonline	-	7,078
Other	8,137	5,362
	64,013	52,482
Due to related parties – short term
	2008	2007
ADD Production Medya AS ("ADD")	11,688	7,224
Hobim Bilgi Islem Hizmetleri AS ("Hobim")	3,752	5,876
KVK Teknoloji	723	-
Betting Organization Operation and Promotion Company SA ("Betting SA")	704	891
Kyivstar GSM JSC ("Kyivstar")	653	499
Estore Elektronik Tic. ve Sanal Mag. Hiz. AS ("Estore")	122	2,389
Other	3,390	1,099
	21,032	17,978

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Other related party transactions (continued):

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a "Restructuring Framework Agreement" was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $60,046 represents present value of future cash flows and services discounted using imputed interest rate. As at 31 December 2008, $40,690 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. Besides, the Company paid $4,425 to Digital Platform within the scope of the agreement during the year ended 31 December 2008.

Due from and Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company and payables in relation to activation fees and subsidies for sales.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from simcard and scratch card sales to this company and payables in relation to activation fees and subsidies for sales.

Due from ADD, a company whose shares are owned by Cukurova Group, resulted from advances given for advertisement and sponsorship services rendered by this company.

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Betting SA, whose majority shares are owned by one of the shareholders of Inteltek, resulted from the consultancy services received for the operations of Inteltek.

Due to Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services received.

Due to Estore, a company whose majority shares are owned by Cukurova Group, resulted from handset purchases regarding loyalty campaigns.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.   Related parties (continued)

Other related party transactions: (continued)

The Group’s exposure to currency and liquidity risk related to due from/ (due to) related parties is disclosed in note 29.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table.

Revenues from related parties	2008	2007	2006
Sales to KVK Teknoloji
Simcard and prepaid card sales	860,711	627,148	532,658
Sales to A-Tel
Simcard and prepaid card sales	132,594	141,188	209,852
Sales to Kyivstar
Telecommunications services	63,581	40,165	8,487
Sales to Digital Platform
Call center revenues and interest charges	20,281	16,797	12,618
Sales to Millenicom Telekomunikasyon AS ("Millenicom")
Telecommunications services	12,996	12,399	11,928

Related party expenses	2008	2007	2006
Charges from ADD
Advertisement and sponsorship services	165,250	167,477	136,171
Charges from KVK Teknoloji
Dealer activation fees and others	103,386	88,564	59,527
Charges from Kyivstar
Telecommunications services	63,799	36,060	13,286
Charges from A-Tel (*)
Dealer activation fees and others	49,065	45,110	57,716
Charges from Hobim
Invoicing and archieving services	20,865	17,163	13,169
Charges from Betting SA
Consultancy services	9,842	8,740	13,438
Charges from Millenicom
Telecommunications services	8,501	11,117	10,812

* Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the year ended 31 December 2008, 2007 and 2006 amounting to $49,065, $45,110 and $57,716, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.   Related parties (continued)

Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company's shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company's prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Kyivstar:

Alfa Group,  a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005. On 23 December 2005, "Restructuring Framework Agreement" was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company's subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS ("Global").

Agreements with Millenicom:

European Telecommunications Holding AG ("ETH"), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.    Related parties (continued)

Transactions with related parties (continued)

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company's principal shareholders, Cukurova Group. The Company is operating a media purchasing agreement with ADD, which is revised on 1 September 2008 and is effective until 31 August 2009. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of "Restructuring Framework Agreement" signed between the Company and Digital Platform.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA which was revised on 14 May 2007 to get consultancy services including monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2008 and 2007 are as follows:

Subsidiaries
	Country of		Ownership Interest
Name	incorporation	Business	2008 (%)	2007 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services investments	100	100
Tellcom	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	-
Beltur BV	Netherlands	Telecommunications investments	100	-
Surtur BV	Netherlands	Telecommunications investments	100	-
Beltel	Turkey	Telecommunications investments	100	-
Turkcell Gayrimenkul Hiametleri AS	Turkey	Property investments	100	-
Global LLC	Ukraine	Customer relations management	100	-
UkrTower	Ukraine	Telecommunications infrastructure business	100	-
Superonline	Turkey	Telecommunications	100	-
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarussian Telecom	Republic of Belarus	Telecommunications	80	-
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Bilyoner	Turkey	Betting business	-	55

35.	Subsequent events

According to the Article No:33 of the Ministry of State, it has been decided to change the name of New Turkish Lira as Turkish Lira removing the phrase "New" which is executed on 1 January 2009 in accordance with the first item of Law No: 5083.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 12, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor and International Media Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 12, 2009	By:	/s/ Filiz Karagul Tuzun
Name: Filiz Karagul Tuzun Title: Corporate Communications